Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MTS SYSTEMS CORPORATION,

NICKEL MERGER SUB INC.,

PCB GROUP, INC.

and

DAVID T. HORE, JOHN A. LALLY and DAVID M. LALLY

as

SHAREHOLDER REPRESENTATIVE GROUP,

dated as of

April 5, 2016

i

3.20	Environmental Matters	46
3.21	Related Party Transactions	47
3.22	Unlawful Activities	47
3.23	Government Contracts	48
3.24	Product Liability; Recalls	48
3.25	No Other Representations and Warranties	48

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		49
4.1	Organization	49
4.2	Authorization of Transaction	49
4.3	Noncontravention	50
4.4	No Prior Merger Sub Operations	50
4.5	Brokers’ Fees	51
4.6	Financing	51
4.7	Litigation	52
4.8	Solvency	52
4.9	Investment	52
4.10	Acknowledgements by Parent and Merger Sub	53
4.11	No Other Representations and Warranties	54

ARTICLE 5 COVENANTS		54
5.1	Conduct of Business Prior to Closing	54
5.2	Access to Information	55
5.3	Shareholder Consent	56
5.4	[Intentionally Omitted]	56
5.5	No Plant Closing/Mass Layoffs	56
5.6	Directors’ and Officers’ Indemnification and Insurance	56
5.7	Government Approvals and Consents	58
5.8	Existing Confidentiality Agreement	60
5.9	Tax Matters	60
5.10	Books and Records	68
5.11	Employee Benefits	68
5.12	Closing Conditions	69
5.13	Public Announcements	69
5.14	Non-Recourse	70
5.15	Exclusivity	70
5.16	Further Assurances	70
5.17	Related Party Transaction	70
5.18	Financing	71
5.19	Endowed Chair	75
5.20	General Employee Bonus Amount	75

ARTICLE 6 CONDITIONS OF CLOSING; CLOSING DELIVERABLES		75
6.1	Conditions to Obligations of Parent and Merger Sub	75

6.2	Conditions to Obligations of Company	77
6.3	Conditions to Obligations of All Parties	77
6.4	Closing Deliverables by Company and the Shareholder Representative Group	78
6.5	Closing Deliverables by Parent and Merger Sub	79
6.6	Deliverables at Signing	80

ARTICLE 7 INDEMNIFICATION		80
7.1	By Shareholders	80
7.2	By Parent	81
7.3	Indemnification Procedures	81
7.4	Certain Limitations	83
7.5	Payments From Escrow Agreement	86
7.6	Exclusive Remedy	86

ARTICLE 8 MISCELLANEOUS		86
8.1	Law	86
8.2	Entire Agreement	87
8.3	Waiver	87
8.4	Assignment	87
8.5	Parties Bound	87
8.6	Amendment	87
8.7	Headings	87
8.8	Counterparts	87
8.9	Notices	87
8.10	Incorporation of Exhibits and Schedules	88
8.11	Disputes	88
8.12	Expenses	89
8.13	Third Parties	89
8.14	Severability	89
8.15	Construction	90
8.16	Waiver of Jury Trial	90
8.17	Transaction Expenses	90
8.18	Currency	91
8.19	Electronic Submission	91
8.20	Termination	91
8.21	Termination Fee	93
8.22	Specific Performance	94
8.23	Shareholder Representative Group	95
8.24	No Recourse to Financing Sources	98

SCHEDULES

Schedule 2.13b	Debt to be Discharged
Schedule 3.1	Subsidiaries
Schedule 3.3	Capitalization
Schedule 3.4b	Governmental Consents
Schedule 3.4c	Third Party Consents
Schedule 3.6	Permitted Encumbrances
Schedule 3.8	Indebtedness
Schedule 3.9	Events Subsequent to Reference Balance Sheet
Schedule 3.9m	Capital Expenditure Plan
Schedule 3.10	Compliance with Laws
Schedule 3.11	Permits
Schedule 3.12a	Tax Returns
Schedule 3.12b	Audits
Schedule 3.12e	Status of Company and Subsidiaries
Schedule 3.12g	United States Real Property Holding Company
Schedule 3.13a	Owned Real Property
Schedule 3.13b	Leased Real Property
Schedule 3.14a(1)	Owned Intellectual Property List
Schedule 3.14a(2)	Licensed Intellectual Property
Schedule 3.14b	Intellectual Property Ownership
Schedule 3.14d	Infringement by Company or Subsidiaries
Schedule 3.14e	Third Party Infringement
Schedule 3.15a	Material Contracts
Schedule 3.15b	Breach or Default
Schedule 3.16	Insurance
Schedule 3.17	Litigation
Schedule 3.18	Employees
Schedule 3.19a	Employee Benefit Plans
Schedule 3.19d	Post-Employment Benefits
Schedule 3.19e	Employee Benefit Plan Actions, Examinations and Audits
Schedule 3.19f	Effect of Merger on Employee Benefit Plans
Schedule 3.19g	Foreign Benefit Plans
Schedule 3.19h	Multiple Employer Plans
Schedule 3.20a	Environmental Matters
Schedule 3.21	Related Party Transactions
Schedule 3.22	Unlawful Activities
Schedule 3.23	Government Contracts
Schedule 3.24	Total Customer Satisfaction Policy
Schedule 4.3b	Governmental Consents
Schedule 4.3c	Third Party Consents
Schedule 5.1	Conduct of Business Prior to Closing
Schedule 5.2	Access
Schedule 5.6c	D&O Annual Premium
Schedule 5.11a	Honored Employment Agreements
Schedule 5.17	Related Party Transactions
Schedule 6.3b	HSR Filing and Applicable Law Filings
Schedule 6.4c	Bank Accounts
Schedule 6.6a	Noncompetition Agreements

EXHIBITS

Exhibit A	Escrow Agreement
Exhibit B	Exchange Agent Agreement
Exhibit C	Net Working Capital Formula
Exhibit D	Shareholder List
Exhibit E	Letter of Transmittal
Exhibit F	Merger Consideration Spreadsheet
Exhibit G	Transaction Expense Certificate
Exhibit H	Written Consent
Exhibit I	Existing Confidentiality Agreement
Exhibits J-1, J-2 and J-3	Noncompetition Agreements
Exhibits K-1 and K-2	General Releases
Exhibit L	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit M	Voting Agreement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 5, 2016, is entered into among MTS SYSTEMS CORPORATION, a Minnesota corporation (“Parent”), NICKEL MERGER SUB INC., a New York corporation (“Merger Sub”),  PCB GROUP, INC., a New York corporation (“Company”), and DAVID T. HORE, JOHN A. LALLY and DAVID M. LALLY, solely as the representatives of the Shareholders (collectively, the “Shareholder Representative Group”).  (Parent, Merger Sub, Company and the Shareholder Representative Group are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.)

RECITALS

WHEREAS at the Closing, the Parties intend that Merger Sub, a wholly-owned subsidiary of Parent, be merged with and into Company, with Company surviving such merger on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS the board of directors of Company (the “Company Board”) has: (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Company and the Shareholders; (b) approved this Agreement and the transactions contemplated hereby, including the Merger; and (c) resolved to submit this Agreement to the Shareholders for their consideration in accordance with Section 903 of the New York Business Corporation Law (the “BCL”);

WHEREAS following the execution of this Agreement, Company will seek to obtain the approval by the Shareholders of this Agreement, the Merger and the transactions contemplated hereby in accordance with the applicable provisions of the BCL;

WHEREAS the respective boards of directors of Parent and Merger Sub have: (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent, Merger Sub and their respective shareholders; (b) approved this Agreement and the transactions contemplated hereby, including the Merger; and (c) in the case of Merger Sub, resolved to submit this Agreement to Parent, as the sole shareholder of Merger Sub, for its consideration in accordance with Section 903 of the BCL;

WHEREAS contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and Shareholders representing at least Ninety Percent (90%) of the outstanding Shares as of the date hereof are executing a voting agreement in favor of Parent, in substantially the form attached hereto as Exhibit M (the “Voting Agreement”), which shall be effective contemporaneously with the effectiveness of this Agreement; and

WHEREAS: (a) contemporaneously with the execution and delivery of this Agreement, and as an inducement to Company’s willingness to enter into this Agreement, Parent is depositing with the Escrow Agent the Parent Termination Fee; and (b) at Closing, a portion of the cash otherwise payable by Parent to the Shareholders in connection with the Merger will be placed in escrow by Parent, the release of which will be contingent upon certain events and conditions; all as set forth in this Agreement and the Escrow Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1          Definitions.  For purposes of this Agreement, the following capitalized terms will have the respective meanings set forth below:

“Accumetrics Agreement” means that certain Asset Purchase Agreement by and among Company, Project Fire Acquisition Corp., Accumetrics Associates, Inc., John M. Reschovsky, Sandra W. Reschovsky and Clara A. Reschovsky, dated December, 2013.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means with respect to any Person, any other Person that Controls, is Controlled by, or is under common Control with, such Person.

“Aggregate Merger Consideration” has the meaning set forth in Section 2.12a.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Authorities” has the meaning set forth in Section 5.7b(3).

“Applicable Law” means all applicable: (a) laws, rules, regulations, statutes, judgments, orders, decrees, awards and ordinances of, or any interpretation or administration of any of the foregoing by, any Government Entity; (b) common law; and (c) international treaties,  conventions and directives, including RoHS and WEEE.

“Balance Sheet Objections Statement” has the meaning set forth in Section 2.14d(2).

“Balance Sheet Review Period” has the meaning set forth in Section 2.14c.

“BCL” has the meaning set forth in the Recitals.

“Benefit Plan” has the meaning set forth in Section 3.19a.

“BlackArch” means BlackArch Partners LLC.

“Business” means, collectively, the design, development, manufacture, marketing, sales and distribution of various sensor technology products, components for sensor technology products and related product applications, in each case as conducted by Company and its Subsidiaries at or prior to the Closing.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or obligated by Applicable Law to be closed.  For purposes of this Agreement (unless otherwise specified as a Business Day), the word “day” means a calendar day.

“Buyer Fundamental Representations” has the meaning set forth in Section 7.4a(1)(b).

“Cap” has the meaning set forth in Section 7.4e.

“Capital Stock” means any:

a.                                      share, interest, participation or other equivalent (however designated) of capital stock of a corporation;

b.                                      ownership interest in a Person other than a corporation, including any membership interest, partnership interest, joint venture interest and beneficial interest; and

c.                                       warrant, option, convertible or exchangeable security, subscription, right (including any preemptive right), call or other right to purchase or acquire any of the foregoing.

“Cash and Cash Equivalents” means those items that are required by GAAP to be included as “cash” or “cash equivalents” on the financial records of Company and its Subsidiaries.  For avoidance of doubt, Cash and Cash Equivalents will: (a) be calculated net of issued but uncleared checks, wires and drafts; and (b) include checks, wires and drafts deposited for the account of Company or its Subsidiaries but not yet reflected as available proceeds in Company’s or any Subsidiary’s accounts. The term “Cash and Cash Equivalents” also includes the cash surrender value of the life insurance policies on the lives of Robert W. Lally and James F. Lally with respect to which PCB Piezotronics, Inc. is the owner and beneficiary.

“CERCLA” has the meaning set forth in the definition of “Environmental Law”.

“CERCLIS” means the Comprehensive Environmental Response, Compensation, and Liability Information System maintained by the United States Environmental Protection Agency.

“Certificate” has the meaning set forth in Section 2.8a.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Charter Documents” means the certificate or articles of incorporation and the by-laws of a corporation or the organizational documents of any other type of entity.

“Closing” has the meaning set forth in Section 2.15.

“Closing Balance Sheet” has the meaning set forth in Section 2.14a.

“Closing Cash” means the aggregate amount, if any, of Cash and Cash Equivalents, immediately prior to the Effective Time.

“Closing Date” has the meaning set forth in Section 2.15.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness of Company and its Subsidiaries immediately prior to the Effective Time.

“Closing Deliverables” means all agreements, instruments and other items to be delivered by the Parties at the Closing as referenced in Sections 6.4 and 6.5.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble; provided that following the Effective Time, all references to Company will be deemed to be references to the Surviving Corporation.

“Company and its Subsidiaries” means Company and all of the Subsidiaries.

“Company Board” has the meaning set forth in the Recitals.

“Company Fundamental Representations” has the meaning set forth in Section 7.4a(1)(a).

“Company Related Party” has the meaning set forth in Section 8.21d.

“Company Termination Fee” means Seventeen Million Four Hundred Thousand Dollars ($17,400,000).

“Company’s Knowledge” means the actual knowledge of David T. Hore, John A. Lally, David M. Lally, Michael J. Lally, Michael Simon, David Carroll, Joseph M. Marris and Harold Scott after reasonable inquiry of the Key Employee directly in charge of the matter being represented or warranted.

“Confidential Information Presentation” has the meaning set forth in Section 3.25.

“Consent” means any consent, approval, authorization, license, waiver, filing or permit required to be obtained from a Person.

“Contract” means any written agreement, lease, contract, note, license, bond, mortgage, indenture or other legally binding obligation or commitment.

“Controlled Group” means any group of Persons that is, or at any time during the Six (6) year period ending on the Closing Date was, a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) or any group of Persons, whether or not incorporated, that are under common control within the meaning of Section 4001(a)(14) of ERISA.

“Controls”, “Controlled” and “Control” each means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Covered Agreement” means each of the following: (a) this Agreement; (b) the Escrow Agreement; (c) the Exchange Agent Agreement; (d) the Voting Agreement; (e) the Noncompetition Agreements; (f) Financing Agreements; and (g) any other agreement, instrument or document delivered or required by any Party pursuant to this Agreement, any agreement previously set forth in this definition or the transactions contemplated hereby or thereby.

“Current Assets” means, as to Company and its Subsidiaries on a consolidated basis, those assets that, determined in accordance with GAAP, are considered current assets, in accordance with Exhibit C, including: (a) accounts receivable net of reserves and discounts; (b) inventory net of reserves; and (c) prepaid expenses and other current assets; but excluding: (1) Cash and Cash Equivalents; and (2) deferred Tax assets established to reflect timing differences between book and Tax income.

“Current Liabilities” means, as to Company and its Subsidiaries on a consolidated basis, those Liabilities that, determined in accordance with GAAP, are considered current liabilities, in accordance with Exhibit C, including: (a) accounts payable; (b) deferred revenue; and (c) accrued expenses (including accrued Taxes); but excluding: (1) Closing Date Indebtedness; (2) Transaction Expenses; (3) deferred Tax Liabilities established to reflect timing differences between book and Tax income; (4) the General Employee Bonus Amount; and (5) any Liability required to be recorded pursuant to Financial Accounting Standards Codification No. 740.

“D&O Indemnified Party” has the meaning set forth in Section 5.6a.

“D&O Indemnifying Parties” has the meaning set forth in Section 5.6b.

“D&O Tail Policy” has the meaning set forth in Section 5.6c.

“Damages” means any losses, damages, Liabilities, settlements, judgments, costs or expenses, including reasonable attorneys’ fees and expenses, but excluding any special, incidental, exemplary, consequential, punitive or any other indirect losses, damages, costs or expenses of any kind or losses, damages, costs or expenses argued to be associated with lost profits, loss of future revenue or income, loss of business reputation or opportunity or diminution in value.

“Debt Commitment Letter” has the meaning set forth in Section 4.6.

“Debt Financing” has the meaning set forth in Section 4.6.

“Debt Financing Commitment” has the meaning set forth in Section 4.6.

“Debt to be Discharged” means the Closing Date Indebtedness that will be paid at Closing by Parent, on behalf of Company and its Subsidiaries, in accordance with Section 2.13b, an estimate of which as of the date hereof is set forth on Schedule 2.13b.

“Deductible” has the meaning set forth in Section 7.4d.

“Definitive Agreements” has the meaning set forth in Section 5.18a.

“Direct Claim” has the meaning set forth in Section 7.3c.

“Disputed Item” has the meaning set forth in Section 2.14d(2).

“Dissenting Shares” has the meaning set forth in Section 2.7.

“Effective Time” has the meaning set forth in Section 2.2.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, option, right of way, easement, encroachment, restriction, right of first option, right of first refusal or similar restriction, whether voluntarily incurred or arising by operation of law.

“Enforceability Limitations” means: (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights; and (b) the discretion of the appropriate Government Entity with respect to specific performance, injunctive relief or other equitable remedies.

“Environmental Claim” means any written claim of a Government Entity or any other Person alleging a violation of, or obligation or Liability relating to, any Environmental Law or Environmental Permit by or of Company or any Subsidiary (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, penalties, contribution, indemnification and injunctive relief) including those arising out of, based on or resulting from: (a) the presence of any Hazardous Materials on Owned Real Property; or (b) the Release, or threat of Release, of any Hazardous Materials from a facility operated by Company or any Subsidiary.

“Environmental Law” means any Applicable Law relating to the pollution or protection of the environment or natural resources, or of human health or safety, to the extent relating to exposure to harmful or deleterious substances, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the New York Environmental Conservation Law, the New York Navigation Law, REACH, RoHS, WEEE and any applicable state analogs.

“Environmental Notice” means any written directive, notice of violation or infraction or similar notice from a Government Entity or any other Person with respect to any Environmental Claim.

“Environmental Permit” means any Permit, Consent, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to any Environmental Law by a Government Entity relating to Company or any Subsidiary.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Person that is or at any time during the Six (6) year period ending on the Closing Date, treated as a single employer with Company or any Subsidiary for purposes of Section 414 of the Code or Sections 4001(a)(14) or 4001(b) of ERISA.

“Escrow Agent” means SunTrust Bank.

“Escrow Agreement” means that certain escrow agreement among Parent, the Shareholder Representative Group and the Escrow Agent, dated as of the date hereof, in substantially the form attached hereto as Exhibit A.

“Escrow Amount” means the sum of the Post-Closing Adjustment Escrow Amount and the Indemnification Escrow Amount.

“Escrow Funds” means collectively, the Post-Closing Adjustment Escrow Fund and the Indemnification Escrow Fund.

“Estimated Aggregate Merger Consideration” has the meaning set forth in Section 2.12b.

“Evaluation Materials” has the meaning set forth in Section 3.25.

“Exchange Agent” means Acquiom Clearinghouse LLC.

“Exchange Agent Agreement” means that certain Acquiom Payments Administration Agreement among Parent, the Shareholder Representative Group and the Exchange Agent, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B.

“Exhibit” means each Exhibit attached hereto, each of which is made a part hereof.

“Existing Confidentiality Agreement” has the meaning set forth in Section 5.8.

“Existing Credit Agreement” means that certain Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2013, by and among Company, certain Subsidiaries identified therein, STI Technologies, Inc. and Bank of America, N.A., as amended.

“Fee Letter” has the meaning set forth in Section 4.6.

“Final Closing Balance Sheet” has the meaning set forth in Section 2.14b.

“Financial Statements” has the meaning set forth in Section 3.7.

“Financing Agreements” has the meaning set forth in Section 4.6.

“Financing Sources” means the agents, arrangers, lenders and other entities (including the Lender) that have committed to provide or arrange all or any part of the Debt Financing or any other financing to be obtained by Parent or Merger Sub (or any of their respective Affiliates) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, incremental agreements, indentures or credit agreements entered into in connection therewith, and their respective successors and assigns.

“Foreign Benefit Plans” has the meaning set forth in Section 3.19g.

“GAAP” means generally accepted accounting principles as in effect from time to time in the U.S.

“General Employee Bonus Amount” means Ten Million Dollars ($10,000,000).

“Government Contract” means any Contract actually involving the payment or receipt of aggregate consideration in excess of One Hundred Thousand Dollars ($100,000) on an annual basis, that is: (a) between Company or any of its Subsidiaries and a Government Entity; or (b) entered into by Company or any of its Subsidiaries as a subcontractor for the sale of products or services in connection with a Contract between any Person and a Government Entity.

“Government Entity” means any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, council, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any Tax, regulatory or governmental or quasi-governmental authority.

“Government Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award issued by any Government Entity.

“Hazardous Materials” means any: (a) material, substance, chemical or waste that is hazardous, acutely hazardous or toxic (or words of similar import) under, or that is regulated or could result in liability pursuant to, any applicable Environmental Law; and (b) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos, lead, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, of any Person, without duplication:

a.             indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money;

b.             amounts owing as deferred purchase price for property or services, including all seller notes or “earn out” payments, including the Liability set forth on the Closing Balance Sheet relating to the aggregate of the New Product Payments and the Gross Revenue Payments (as such terms are defined in the Accumetrics Agreement), which are “earn out” payments payable pursuant to the Accumetrics Agreement;

c.             indebtedness evidenced by any note, bond (other than any performance bond or similar instrument), debenture, mortgage or other debt instrument or debt security;

d.             payment obligations due and owing under any interest rate, currency or other hedging agreement;

e.             obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date;

f.             any obligation under any lease required to be recorded as a capital lease under GAAP;

g.             any obligation or Liability secured by any Encumbrance, other than any Permitted Encumbrance, on any property of Company or any Subsidiary;

h.             guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (g) above; and

i.              for clauses (a) through (g) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Indebtedness on the Closing Date to the extent paid on the Closing Date.

For the avoidance of doubt, Indebtedness shall not include: (A) any indebtedness included in the calculation of Current Liabilities in the determination of Net Working Capital; or (B) any intercompany indebtedness between or among Company and any Subsidiaries.

“Indemnification Escrow Amount” means Twenty-Nine Million Dollars ($29,000,000).

“Indemnification Escrow Fund” means the Indemnification Escrow Amount plus any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement.

“Indemnification Notice” has the meaning set forth in Section 7.3a.

“Indemnified Party” has the meaning set forth in Section 7.3.

“Indemnifying Party” has the meaning set forth in Section 7.3.

“Independent Accountant” means PricewaterhouseCoopers LLP or any successor thereof; provided that any such successor firm is independent from Parent, Merger Sub, the Shareholders, Company, the Subsidiaries and their respective Affiliates.  If the Independent Accountant ceases to be independent, the Parties will mutually agree in writing to an alternate independent accounting firm to serve as Independent Accountant hereunder.

“Intellectual Property” means:

a. trademarks, service marks, brands, logos, trade dress, trade names and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by any of the foregoing, including all applications, registrations and renewals relating to any of the foregoing;

b. copyrights and works of authorship, whether or not registered, including all applications, registrations and renewals relating to any of the foregoing;

c. patents and patent applications, including all reissues, divisionals, provisionals, continuations and continuations in part, reexaminations, renewals and extensions thereof;

d. internet domain name registrations;

e. computer programs, operating systems, applications and firmware, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications; and user manuals thereof;

f. trade secrets, know-how, database, data compilations and collections, tools, methods, processes, techniques, and confidential, technical or business information (including ideas, formulas, compositions, designs, inventions and conceptions of inventions, whether or not patentable and whether or not reduced to practice), and other confidential and proprietary information and all rights therein; and

g. all rights under any license agreements and any licenses, registered user agreements, technology or materials, transfer agreements and other agreements or instruments with respect to items in (a) through (e) above.

“Key Employee” means each of David Hore, David Carroll, Harold Scott, Jeff Case, Joe Van Slycke, Mike Simon, Ken Kumiega, Shawn Thompson, Joe Marris, Ken Gonyea, Mike Numrich, Jim McIntosh, David Rosen, Richard Bono, Anthony Boeing and Allen Gang.

“Leased Real Property” means all leasehold estates and other similar rights to use or occupy any land, buildings, structures, improvements, fixtures or other real property interests held by Company or any Subsidiary.

“Leases” means all leases, subleases, licenses and other agreements pursuant to which Company or any Subsidiary: (a) uses or occupies any Leased Real Property; or (b) leases, subleases or licenses to a third party a portion of any Owned Real Property or Leased Real Property; in each case together with all amendments, modifications, renewals, extensions, guarantees, terminations, agreements relating to payments in lieu of taxes and side letters relating to any of the foregoing.

“Lender” has the meaning set forth in Section 4.6.

“Letter of Transmittal” has the meaning set forth in Section 2.8c.

“Liability” means any liability or obligation of any nature, whether known or unknown, asserted or unasserted, absolute or contingent.

“Licensed Intellectual Property” has the meaning set forth in Section 3.15a(17).

“Majority Holders” has the meaning set forth in Section 8.23e.

“Marketing Period” means the first period of Seventeen (17) consecutive Business Days after the date of this Agreement throughout which Parent shall have received the Required Information; provided, however, that if Company shall in good faith reasonably believe that Company has provided the Required Information to Parent, Company may deliver to Parent a written notice to that effect (stating when Company believes it completed such delivery), in which case Company shall be deemed to have complied with the foregoing requirements unless Parent, in good faith, reasonably believes that Company has not completed the delivery of the Required Information and, within Three (3) Business Days after the delivery of such notice by Company, Parent delivers a written notice to Company to that effect (stating with reasonable specificity which Required Information Company has not delivered); provided, however, that the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of the Marketing Period: (I) Company’s auditor shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, or indicated that its audit opinion may no longer be relied upon, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued or such statement of non-reliance is retracted, as applicable, with respect to such financial statements by such auditor or another independent accounting firm reasonably acceptable to Parent; (II) the financial statements included in the Required Information that is available to Parent on the first day of any such 17 consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 17 consecutive Business Day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such 17 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new 17 consecutive Business Day period; or (III) Company shall have announced: (x) any intention to restate any historical financial statements included in the Required Information; or (y) that any such restatement is under consideration or may be a reasonable possibility, in which cases the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or Company has announced that it has concluded no such restatement shall be required; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on:

a. the business, assets, Liabilities, results of operations or financial condition of Company and its Subsidiaries taken as a whole; or

b. the ability of Company to consummate the transactions contemplated hereby; provided, however, only with respect to clause (a) above, that “Material Adverse Effect” does not include any event, occurrence, fact, condition or change, directly or indirectly, to the extent arising out of or attributable to:

(1)                                 any change in general economic or political conditions;

(2)                                 any change in conditions generally affecting the industries in which Company or any Subsidiary operates;

(3)                                 any change in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates;

(4)                                 any act of war (whether or not declared), armed hostility or terrorism, or the escalation or worsening thereof, any natural or man-made disaster or acts of God (provided that, the exception in this clause (4) shall not apply to any of the foregoing that causes any material damage or destruction to or renders unusable any facility or asset of Company or its Subsidiaries);

(5)                                 any action required or permitted by this Agreement or any other Covered Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent, including, in both cases, with respect to the Debt Financing;

(6)                                 any change in Applicable Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof;

(7)                                 the announcement, pendency or completion of the transactions contemplated by this Agreement or any other Covered Agreement, including with respect to the Debt Financing, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Company and/or its Subsidiaries, or any communication by Parent or any of its Affiliates regarding their plans or intentions with respect to the post-Closing conduct of the business or assets of the Company or its Subsidiaries (provided that, the exception in this clause (7) shall not obviate a breach of Section 3.4 to the extent that the purpose thereof is to address the consequences resulting from the announcement, pendency or completion of the transactions contemplated by this Agreement);

(8)                                 any act or omission of Parent or Merger Sub or their respective Affiliates or Representatives after the date of this Agreement (other than any act or omission specifically contemplated hereunder); or

(9)                                 any failure of Company and/or any of its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (but not the underlying cause thereof);

except, in the case of any of the foregoing clauses (1) through (3), and clause (6), to the extent such event, occurrence, fact, condition or change disproportionately and materially adversely affects (but only to the extent of such disproportionate material adverse effect) Company and its Subsidiaries, taken as a whole, relative to other companies of similar size in the industries in which Company and the Subsidiaries operate.

“Material Contracts” has the meaning set forth in Section 3.15a.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration Spreadsheet” has the meaning set forth in Section 2.12b.

“Merger Sub” has the meaning set forth in the Preamble.

“Net Working Capital” means Current Assets minus Current Liabilities, as calculated in a manner consistent with the Net Working Capital Formula attached hereto as Exhibit C, as of immediately prior to the Effective Time.

“New Notes” has the meaning set forth in Section 5.18f.

“Noncompetition Agreement” has the meaning set forth in Section 6.6a.

“Non-Party Affiliates” means, with respect to a Financing Source, its respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and Representatives (and their respective successors and assigns).

“Ordinary Course of Business” means the ordinary course of business of Company or any Subsidiary consistent with past custom and practice.

“Owned Intellectual Property” means all Intellectual Property owned by Company or its Subsidiaries in any jurisdiction throughout the world that is necessary for the operation of the Business as conducted on the date hereof.

“Owned Real Property” means all real property in and to which Company or any Subsidiary has any fee ownership right, title or interest.

“Parent” has the meaning set forth in the Preamble.

“Parent Indemnitees” has the meaning set forth in Section 7.1.

“Parent Related Party” has the meaning set forth in Section 8.21d.

“Parent Termination Fee” means Forty-Three Million Five Hundred Thousand Dollars ($43,500,000).

“Participation Percentage” with respect to a particular Shareholder means the percentage determined by dividing: (a) the number of issued and outstanding Shares owned by such Shareholder immediately prior to the Closing by (b) the total number of issued and outstanding Shares owned by all Shareholders immediately prior to the Closing.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Payment Fund” has the meaning set forth in Section 2.13e.

“Payoff Letters” has the meaning set forth in Section 6.1g(5).

“Permit” means any permit, license, registration, variance, certificate, consent or similar approval required to be issued to or held by a Person.

“Permitted Encumbrance” means:

a.             those items set forth on Schedule 3.6;

b.             Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate procedures and, in both cases, for which an appropriate reserve has been included on the financial statements of Company or a Subsidiary, as applicable, in accordance with GAAP;

c.             mechanics, carriers’, workers’, repairmen’s or other similar Encumbrances arising and incurred in the Ordinary Course of Business securing obligations not yet due and payable or being contested in good faith by appropriate procedures and, in both cases, for which an appropriate reserve has been included on the financial statements of Company or a Subsidiary, as applicable, in accordance with GAAP;

d.             easements, rights of way, zoning ordinances and other similar Encumbrances affecting real property that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the value, current or intended use, occupancy or operation of such real property;

e.             other than with respect to Owned Real Property, Encumbrances arising under purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business;

f.             statutory or common law Encumbrances to secure, landlords, sublandlords, lessors, renters, licensors, sublicensors or licensees under real estate leases, licenses or other rental or lease agreements not yet due or payable; or

g.             deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers’ compensation, unemployment insurance, pension or other social security, governmental insurance and governmental benefits mandated under Applicable Law, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations incurred in the Ordinary Course of Business.

“Person” means any individual, trust, trustee, association, corporation, joint venture, partnership, limited liability company, limited liability partnership, Government Entity or any other entity of any kind.

“Post-Closing Adjustment Escrow Amount” means Five Million Eight Hundred Thousand Dollars ($5,800,000).

“Post-Closing Adjustment Escrow Fund” means the Post-Closing Adjustment Escrow Amount plus any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.

“Preamble” means the initial paragraph of this Agreement.

“Premises” has the meaning in Section 3.13b.

“Qualified Benefit Plan” has the meaning set forth in Section 3.19b.

“REACH” means Regulation (EC) No 1907/2006 of the European Parliament and of the Council of 18 December 2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals.

“Recitals” means the recitals set forth in this Agreement immediately following the Preamble.

“Reference Balance Sheet” means the audited consolidated balance sheet of Company and its Subsidiaries for the month ended on December 31, 2015.

“Related Party Transaction” has the meaning set forth in Section 3.21.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment, including the ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata (including any actual abandonment or discarding of barrels, containers and other  receptacles containing any Hazardous Materials).

“Representative Losses” has the meaning set forth in Section 8.23f.

“Representatives” means, as applicable, the directors, officers, members, managers, employees, counsel, accountants and other authorized representatives of a Person.

“Required Information” has the meaning set forth in Section 5.18f.

“Requisite Company Vote” has the meaning set forth in Section 3.2.

“RoHS” means the Restriction of Hazardous Substances in Electronic Equipment Directive (2011/65/EU).

“Schedule” means each Schedule attached hereto, each of which is made a part hereof.

“Share” means each share, par value $0.01, of voting and non-voting common stock of Company.

“Shareholder” means: (a) at any point in time prior to the Effective Time, each Person who owned any issued and outstanding Shares at such point in time; and (b) after the Effective Time, each Person who owned any issued and outstanding Shares immediately prior to the Effective Time.

“Shareholder Indemnitees” has the meaning set forth in Section 7.2.

“Shareholder List” has the meaning set forth in Section 2.8b.

“Shareholder Notice” has the meaning set forth in Section 5.3b.

“Shareholder Representative Group” has the meaning set forth in the Preamble.  Any successor of a member of the Shareholder Representative Group will be appointed in the manner described in Section 8.23e.

“Shareholder Representative Group Expense Fund” means the account established by the Shareholder Representative Group to receive funds designated for such account pursuant to this Agreement.

“Shortfall Amount” has the meaning set forth in Section 2.14b(2).

“STI Claim” means any Action against Company or its Subsidiaries, contractually or otherwise, arising from facts, events or circumstances prior to the Closing pursuant to that certain Stock Purchase Agreement, dated March 3, 2015, between Kenneth S. Lally and Company.

“Straddle Period” means any taxable period that begins before the Closing Date and ends after the Closing Date.

“Subsidiary” means any corporation, limited liability company, partnership or other business entity of which Company owns, directly or indirectly, Fifty Percent (50%) or more of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such business entity or of which Company controls the management.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Net Working Capital Amount” means Forty-Eight Million Eight Hundred Twelve Thousand Four Hundred Ninety-One Dollars ($48,812,491).

“Tax” means any and all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever imposed by a Government Entity, together with any interest, additions, related Liabilities or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Claim” has the meaning set forth in Section 5.9c(1).

“Tax Return” means any return, declaration, report, claim for refund, declaration of estimated Tax or information return or statement relating to any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Tax Statement” has the meaning set forth in Section 5.9a(2).

“TCS Policy” has the meaning set forth in Section 3.24.

“Termination Date” means October 2, 2016.

“Third-Party Claim” has the meaning set forth in Section 7.3a.

“Transaction Expense Certificate” has the meaning set forth in Section 2.13c.

“Transaction Expenses” has the meaning set forth in Section 8.17b.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“U.S.” or the “United States” means the United States of America (including the states thereof and the District of Columbia), and its “possessions”, including Puerto Rico, the United States Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“WEEE” means the Waste Electrical and Electronic Equipment Directive (2012/19/EU).

“Written Consent” has the meaning set forth in Section 5.3a.

ARTICLE 2
THE MERGER

2.1                               The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the BCL, at the Effective Time: (a) Merger Sub will merge with and into Company; and (b) the separate corporate existence of Merger Sub will cease and Company will continue its corporate existence under the BCL as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2                               Effective Time.  Subject to the provisions of this Agreement, at the Closing, Parent and Merger Sub will: (a) cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Department of State of the State of New York in accordance with Section 904 of the BCL; and (b) make all other filings or recordings required under the BCL to effect the Merger.  For purposes of this Agreement, the Merger will become effective as of 12:00:01 a.m. New York, New York time on the date the Certificate of Merger has been duly filed with the Department of State of the State of New York or at such later date as may be agreed by Company and Parent in writing and specified in the Certificate of Merger in accordance with the BCL (the effective time of the Merger being the “Effective Time”).

2.3                               Effects of the Merger.  The Merger will have the effects set forth herein and in the applicable provisions of the BCL.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time: (a) all property, rights, privileges, immunities, powers, franchises, licenses and authority of Company and Merger Sub will vest in the Surviving Corporation; and (b) all debts, Liabilities, obligations, restrictions and duties of each of Company and Merger Sub will become the debts, Liabilities, obligations, restrictions and duties of the Surviving Corporation.

2.4                               Certificate of Incorporation; By-laws.  At the Effective Time: (a) the certificate of incorporation of Company as in effect immediately prior to the Effective Time shall be amended in its entirety to be in the form of Exhibit L and, as so amended, shall be the certificate of incorporation of the Surviving Corporation; and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation; provided, however, in each case, that the name of the corporation set forth therein will be changed to the name of Company.

2.5                               Directors and Officers.  The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

2.6                               Effects of Merger on Shares.  At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, Company or any Shareholder:

a.                                      Conversion of Certain Shares.  All Shares that are owned by Parent, Merger Sub or Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries will automatically be converted into shares of common stock, par value $0.01 per share of the Surviving Corporation, except that the number of such Shares owned by any such Person may be adjusted following the Merger to maintain relative ownership percentages;

b.                                      Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than: (1) Shares that are the subject of Section 2.6a; and (2) Dissenting Shares) will be converted into the right to receive in cash, without interest (unless otherwise provided in Section 2.14b, if any), in full satisfaction of the rights of the holder thereof with respect thereto, an amount equal to: (x) the Aggregate Merger Consideration divided by: (y) the total number of issued and outstanding Shares owned by all Shareholders immediately prior to the Closing; subject to and payable in accordance with Sections 2.8, 2.9, 2.13 and 2.14 and the other provisions of this Agreement, at the respective times and subject to the contingencies specified herein and therein; and

c.                                       Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.  It is the intention of the Parties that immediately after the Merger, Parent will own all of the issued and outstanding Capital Stock of the Surviving Corporation.

2.7                               Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time (other than Shares converted in accordance with Section 2.6a) and held by a Shareholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights with respect to such Shares in accordance with Section 623 of the BCL (such Shares being referred to collectively as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the BCL with respect to such Dissenting Shares) will not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead will entitle the Shareholder holding such Dissenting Shares only to such relief as is provided by Section 623 of the BCL; provided, however, that if, after the Effective Time, such Shareholder fails to perfect, withdraws or loses such Shareholder’s right to appraisal pursuant to Section 623 of the BCL or if a court of competent jurisdiction determines that such Shareholder is not entitled to the relief provided by Section 623 of the BCL, then, in either case, such Dissenting Shares will be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Aggregate Merger Consideration, if any, without any interest thereon (unless otherwise provided in Section 2.14b, if any), to which such Shareholder is entitled pursuant to this Article 2 and elsewhere in this Agreement.

2.8                               Surrender Payment.

a.                                      Cancellation of Shares.  At the Effective Time, pursuant to Sections 2.6b and 2.7, all Shares outstanding immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and each holder of a certificate formerly representing any Shares (each, a “Certificate”) will cease to have any rights in such holder’s capacity as a shareholder of Company other than the right to receive the applicable portion of the Aggregate Merger Consideration into which such Shares represented by such Certificates have been converted pursuant to, and subject to the terms and conditions of, this Agreement.

b.                                      Shareholder List.  Prior to the Effective Time, Company will deliver to Parent and Exchange Agent a current list of the Shareholders and their respective mailing addresses and other contact information, in substantially the form attached hereto as Exhibit D (the “Shareholder List”).

c.                                       Letters of Transmittal.  Pursuant to the Exchange Agreement, the Exchange Agent will: (1) at least Five (5) Business Days prior to the Closing Date, provide to each Shareholder a letter of transmittal in substantially the form attached as Exhibit E (a “Letter of Transmittal”), including instructions for effecting the surrender of Certificates in exchange for a portion of the Aggregate Merger Consideration to which such Shareholder is entitled in accordance with the provisions of this Article 2; and (2) on the later of: (x) the Closing Date; or (y) the date the Exchange Agent receives a Certificate, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that the Exchange Agent may reasonably require in connection therewith, pay to such Shareholder such Shareholder’s Participation Percentage of the Payment Fund with respect to such Shareholder’s Certificate or Certificates so surrendered, whereupon the Certificate or Certificates will forthwith be cancelled by Company.  Unless otherwise provided herein, no interest will be paid or will accrue on any cash payable upon surrender of any Certificate.  Until so surrendered, each outstanding Certificate that prior to the Effective Time represented Shares (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the appropriate Participation Percentage of the Aggregate Merger Consideration.  If after the Effective Time, any Certificate is presented to the Exchange Agent, it will be cancelled and exchanged as provided in this Section 2.8c.

d.                                      Future Payments.  Each Shareholder will also be entitled to such Shareholder’s Participation Percentage of any amounts that may be payable in the future in respect of the Shares formerly represented by such Certificate (from the Escrow Funds as provided in this Agreement and the Escrow Agreement) on account of any post-Closing adjustment described in Section 2.14 or any other release of Escrow Funds, at the respective time and subject to the contingencies specified herein.  Unless otherwise provided herein, no interest will be paid or accrued for the benefit of Shareholders with respect to any such payments after such payments have been received by the Exchange Agent.

e.                                       Transferred Shares.  If any portion of the Aggregate Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition to such payment that: (1) such Certificate will be properly endorsed or will otherwise be in proper form for transfer; and (2) the Person requesting such payment will pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

f.                                        Dissenting Shares.  Any portion of the Aggregate Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand, subject to Section 2.7 above.

g.                                       Escheat.  If a Shareholder has not delivered to the Exchange Agent a duly completed and executed Letter of Transmittal with respect to any Shares held by such Shareholder, together with the Certificate or Certificates representing such Shares, prior to the date that is One (1) year after the Effective Time, then the Aggregate Merger Consideration payable in respect of such Shares, to the extent permitted by Applicable Law, will become the property of the Surviving Corporation and will be paid by the Exchange Agent or the Escrow Agent, as the case may be, to the Surviving Corporation.  Thereafter, the former holders of such Shares will be entitled to look only to the Surviving Corporation for payment of the Aggregate Merger Consideration payable upon surrender of such Shares in accordance with the provisions of this Agreement.  Notwithstanding the foregoing, none of the Shareholder Representative Group, Parent, Merger Sub, the Surviving Corporation, the Shareholders or any their respective Affiliates will be liable to any former holder of Shares for any portion of the Aggregate Merger Consideration paid to any Government Entity pursuant to applicable abandoned property, escheat or similar Applicable Law.

2.9                               Escrow Amounts.  At the Closing, Parent will have, pursuant to Section 6.6, already deposited with the Escrow Agent: (a) the Post-Closing Adjustment Escrow Amount, to be held pursuant to the Escrow Agreement for the purpose of securing the post-Closing adjustment obligations of the Shareholders set forth in Section 2.14; and (b) the Indemnification Escrow Amount, to be held pursuant to the Escrow Agreement for the purpose of securing the Shortfall Amount, if any, and the indemnification obligations of the Shareholders set forth in Sections 5.9b and 7.1.  Any amounts being held by the Escrow Agent at the Closing in excess of the sum of the Post-Closing Adjustment Escrow Amount and the Indemnification Escrow Amount will be wired by the Escrow Agent to the Exchange Agent.  To the extent not used for the purposes set forth in Sections 5.9b and 7.1, the Escrow Funds will be released to the Exchange Agent, on behalf of and for payment to the Shareholders, pursuant to Section 1.3 or 1.4 of the Escrow Agreement, as the case may be.  The amount payable to each Shareholder will be equal to such Shareholder’s Participation Percentage of the amount released as directed in accordance with instructions executed by the Shareholder Representative Group and provided prior to such payment being made and Parent and Merger Sub shall not have any responsibility for the calculation by the Shareholder Representative Group of any such payments.

2.10                        No Further Ownership Rights in Shares.  All Aggregate Merger Consideration paid or payable upon the surrender of Certificates in accordance with the terms hereof will be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate, and from and after the Effective Time, there will be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation.  If, after the Effective Time, Certificates are presented to the Surviving Corporation, they will be cancelled and exchanged for the Aggregate Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2 and elsewhere in this Agreement.

2.11                        Lost Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may reasonably determine is necessary as indemnity against any claim that may be made against it or the Surviving Corporation, the Exchange Agent (or, if following one year after the Effective Time and subject to Section 2.8g, the Surviving Corporation) will issue, in exchange for such lost, stolen or destroyed Certificate, the Aggregate Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated under this Agreement.

2.12                        Merger Consideration.

a.                                      Aggregate Merger Consideration.  The aggregate consideration to be paid by Parent pursuant to the Merger (the “Aggregate Merger Consideration”) will be equal to:

(1)                                 Five Hundred Eighty Million Dollars ($580,000,000); plus

(2)                                 the amount (if any) by which Net Working Capital is greater than: (x) the Target Net Working Capital Amount; plus (y) One Million Dollars ($1,000,000); minus

(3)                                 the amount (if any) by which Net Working Capital is less than: (x) the Target Net Working Capital Amount; minus (y) One Million Dollars ($1,000,000); plus

(4)                                 the amount of Closing Cash; minus

(5)                                 the amount of the Closing Date Indebtedness; minus

(6)                                 the aggregate amount of Transaction Expenses unpaid as of the Effective Time and to be paid by the Parent (on behalf of Company and the Shareholders) pursuant to Section 2.13; plus

(7)                                 Fifty Percent (50%) of the Liability set forth on the Closing Balance Sheet relating to the aggregate of the New Product Payments and the Gross Revenue Payments (as such terms are defined in the Accumetrics Agreement), which are “earn out” payments payable pursuant to the Accumetrics Agreement.

b.                                      Estimated Aggregate Merger Consideration.  The “Estimated Aggregate Merger Consideration” equals the Aggregate Merger Consideration calculated by Company in good faith, in accordance with GAAP, based upon Company’s estimates of the following amounts as of immediately prior to the Effective Time:

(1)                                 Net Working Capital;

(2)                                 Closing Cash;

(3)                                 Closing Date Indebtedness;

(4)                                 Transaction Expenses to be paid by Parent (on behalf of Company and the Shareholders) pursuant to Section 2.13; and

(5)                                 the amount described in Section 2.12a(7).

No less than Three (3) Business Days prior to the Closing Date, Company will deliver to Parent and the Exchange Agent a statement setting forth in reasonable detail, with supporting documentation as reasonably requested by Parent, the calculation of the Estimated Aggregate Merger Consideration, Debt to be Discharged and the Payment Fund and the allocation of the Payment Fund among the Shareholders in accordance with each Shareholder’s Participation Percentage in substantially the form attached hereto as Exhibit F (the “Merger Consideration Spreadsheet”).

2.13                                    Payment of Estimated Aggregate Merger Consideration.  Parent will make, or cause to be made, the following payments on the Closing Date:

a.                                      Escrow Amount.  To the Escrow Agent, by crediting from the amount deposited with the Escrow Agent pursuant to Section 6.6, an amount equal to the Escrow Amount, which will be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement;

b.                                      Debt to be Discharged.  To the Persons entitled to the same as set forth on Schedule 2.13b, by wire transfer of immediately available funds pursuant to written instructions provided to Parent by Company not less than Two (2) Business Days prior to the Closing, cash in an amount equal to the Debt to be Discharged that is to be paid as of the Closing Date as further detailed on Schedule 2.13b;

c.                                       Closing Transaction Expenses.  To the Persons entitled to the same, by wire transfer of immediately available funds pursuant to written instructions provided to Parent by Company not less than Two (2) Business Days prior to the Closing, cash in an amount equal to the Transaction Expenses that are unpaid as of the Closing Date, as set forth in a certificate in substantially the form attached hereto as Exhibit G (the “Transaction Expense Certificate”);

d.                                      Shareholder Representative Group Expense Fund.  To the Shareholder Representative Group Expense Fund, by wire transfer of immediately available funds pursuant to written instructions provided to Parent by the Shareholder Representative Group not less than Two (2) Business Days prior to the Closing, cash in an amount equal to Two Hundred Fifty Thousand Dollars ($250,000.00);

e.                                       General Employee Bonus Amount. To Company’s general fund, the General Employee Bonus Amount, to be disbursed as set forth in Section 5.20; and

f.                                        Balance to Shareholders.  To the Exchange Agent, on behalf of the Shareholders, by wire transfer of immediately available funds pursuant to written instructions provided to Parent by the Exchange Agent not less than Two (2) Business Days prior to the Closing, cash (the “Payment Fund”) in an amount equal to:

(1)                                 the Estimated Aggregate Merger Consideration; minus

(2)                                 the Escrow Amount; minus

(3)                                 the General Employee Bonus Amount; minus

(4)                                 the amount deposited to the Shareholder Representative Group Expense Fund pursuant to Section 2.13d; minus

(5)                                 the amount distributed to the Exchange Agent pursuant to Section 2.9.

to be paid to the Shareholders as detailed in the Merger Consideration Spreadsheet.

2.14                        Post-Closing Adjustment.

a.                                      Calculation.  As soon as practicable, but in no event more than Ninety (90) days, after the Closing, Parent will prepare and deliver to the Shareholder Representative Group a balance sheet of Company as of immediately prior to the Effective Time, prepared in accordance with GAAP (the “Closing Balance Sheet”), that includes a calculation and statement of: (1) Current Assets, Current Liabilities and Net Working Capital; (2) the Closing Cash; (3) Closing Date Indebtedness; (4) Transaction Expenses unpaid as of the Effective Time; and (5) Parent’s good faith calculation of the resulting Aggregate Merger Consideration, together with all workpapers that are reasonably requested by the Shareholder Representative Group to verify the accuracy of the Closing Balance Sheet (provided, the independent accountant of Parent shall not be obligated to make any workpapers available to any Person unless and until such Person has signed a customary confidentiality agreement relating to such access to workpapers in form and substance reasonably satisfactory to such independent accountant).

b.                                      Payment.  The Closing Balance Sheet, as determined pursuant to this Section 2.14, will be the “Final Closing Balance Sheet.”  If Aggregate Merger Consideration, as reflected in the Final Closing Balance Sheet:

(1)                                 exceeds the Estimated Aggregate Merger Consideration, then Parent will pay an aggregate amount equal to such excess to the Exchange Agent, on behalf of the Shareholders.  The amount payable to each Shareholder will be in accordance with such Shareholder’s Participation Percentage as set forth in a written statement prepared by the Shareholder Representative Group and delivered to the Exchange Agent prior to the distribution of such payment by the Exchange Agent to the Shareholders, and Parent and Merger Sub shall not have any responsibility for the calculation by the Shareholder Representative Group of any such payments; or

(2)                                 is less than the Estimated Aggregate Merger Consideration, then an aggregate amount equal to such deficit will be paid to Parent from the Post-Closing Adjustment Escrow Fund in accordance with, and subject to, the terms and conditions of the Escrow Agreement; provided, however, if the Post-Closing Adjustment Escrow Fund is insufficient to cover such deficit (such shortfall, the “Shortfall Amount”), then the entire amount of the Post-Closing Adjustment Escrow Fund will be paid to Parent and the Shortfall Amount will be paid from the Indemnification Escrow Fund to Parent in accordance with, and subject to, the terms and conditions of the Escrow Agreement.

Any payment required pursuant to this Section 2.14b will be paid within Ten (10) days after the Final Closing Balance Sheet becomes final, binding and non-appealable on the Parties pursuant to this Section 2.14, by wire transfer or delivery of immediately available funds.  Any amounts not paid to the Exchange Agent or Parent, as applicable, when required pursuant to this Section 2.14b will bear interest from the required date of payment to the actual date of payment at a rate that is Two Percent (2%) per annum in excess of the rate of interest announced publicly by Citibank N.A. in New York, New York from time to time as its prime rate.

c.                                       Review Period; Audit Right.  After the Closing, Parent will keep accurate books and records reasonably necessary or relevant to determine the Aggregate Merger Consideration. All such books and records will be retained by Parent until the Closing Balance Sheet becomes final and binding on the Parties pursuant to this Section 2.14 or otherwise in accordance with Section 5.10.  The Shareholder Representative Group will have Forty-Five (45) days from the date of receipt of the Closing Balance Sheet to review the Closing Balance Sheet (such Forty-Five (45) day period, the “Balance Sheet Review Period”).  Each of Parent and the Shareholder Representative Group will, and Parent will cause Company to, cooperate with, make the records of Company available to, and otherwise assist each other at reasonable business times during the preparation by Company of, the review by the Shareholder Representative Group of, and the resolution of any objections or disputes with respect to, the Closing Balance Sheet.  Upon prior written notice to Parent from the Shareholder Representative Group, Parent will make available to the Shareholder Representative Group and its Representatives, and Parent will cause Company to make available to the Shareholder Representative Group and its Representatives, during reasonable business hours, the management and staff of Company and the Person or Persons who prepared the Closing Balance Sheet and any workpapers, information and other relevant documents and records that the Shareholder Representative Group and its Representatives may reasonably request in connection with the review of the Closing Balance Sheet; provided, however, the independent accountant of Parent or the Shareholder Representative Group shall not be obligated to make any workpapers available to any Person unless and until such Person has signed a customary confidentiality agreement relating to such access to workpapers in form and substance reasonably satisfactory to such independent accountant.

d.                                      Dispute Resolution.

(1)                                 If a Balance Sheet Objections Statement is not delivered to Parent by the Shareholder Representative Group on or before the last day of the Balance Sheet Review Period, then the Closing Balance Sheet will automatically become final, binding and non-appealable on the Parties.

(2)                                 If within the Balance Sheet Review Period, the Shareholder Representative Group has any objection to the Closing Balance Sheet, the Shareholder Representative Group will deliver to Parent a statement on or prior to the last day of the Balance Sheet Review Period indicating their objection to the Closing Balance Sheet and setting forth their objections thereto (the “Balance Sheet Objections Statement”).  The audit right set forth in Section 2.14c can be used by the Shareholder Representative Group to assist it in determining the basis for any objections.  The Balance Sheet

Objections Statement will specify in reasonable detail each of the Shareholder Representative Group’s objections to the specific items in the Closing Balance Sheet (each such disputed item, a “Disputed Item”) and contain a statement setting forth in reasonable detail the calculation of Current Assets, Current Liabilities, Net Working Capital, the Closing Cash, the Closing Date Indebtedness, the unpaid Transaction Expenses immediately prior to the Effective Time and the Shareholder Representative Group’s good faith calculation of the resulting Aggregate Merger Consideration.  Parent and the Shareholder Representative Group will promptly use their commercially reasonable efforts to negotiate in good faith to resolve any such objections.  If Parent and the Shareholder Representative Group, in their respective sole discretion, agree in a writing executed by both on the content of the Closing Balance Sheet, with such adjustments and amendments thereto, if any, as to which they both agree, then such Closing Balance Sheet, as so adjusted and/or amended, will become final, binding and non-appealable on the Parties on the date of such writing.

(3)                                 If Parent and the Shareholder Representative Group fail to resolve any such objection within Fifteen (15) Business Days following Parent’s receipt of the Balance Sheet Objections Statement, then the dispute will be submitted for resolution to the Independent Accountant who will be promptly retained to determine the Closing Balance Sheet, which determination will be made as promptly as possible, but in no event more than Thirty (30) days after the Independent Accountant’s engagement.  Parent and the Shareholder Representative Group must submit to the Independent Accountant specific values for the Disputed Items that they believe to be correct and all relevant supporting documentation for the basis for such value.  The Independent Accountant will determine, based solely on the supporting documentation provided by Parent and the Shareholder Representative Group and not by independent review, the Disputed Items and will render a written report as to the resolution of each Disputed Item and the resulting Final Closing Balance Sheet and Aggregate Merger Consideration.  The Independent Accountant’s role shall be limited to resolving such objections and determining the correct calculations to be used with respect to only the Disputed Items, and the Independent Accountant shall not make any other determination as to any other item on the Closing Balance Sheet. The Independent Accountant shall not assign a value to any item greater than the greatest value for such item claimed by Parent or the Shareholder Representative Group or less than the smallest value for such item claimed by the Parent or the Shareholder Representative Group. The fees, costs and expenses of the Independent Accountant will be paid by the Shareholders (out of the Post-Closing Adjustment Escrow Fund) and Parent on a several basis in inverse proportion as they may prevail on the Disputed Items resolved by the Independent Accountant, utilizing the values of such items as initially submitted by the Parties to the Independent Accountant. Such proportional allocations will be determined by the Independent Accountant at the time that their determination is rendered on the Disputed Items.  The Closing Balance Sheet resulting from the determination of the Independent Accountant, absent fraud and computational errors, will become final, binding and non-appealable on the Parties on the date such determination is rendered, and no Party will seek further recourse to courts, other tribunals or otherwise, other than to enforce the final determination of the Independent Accountant.  Judgment may be entered to enforce the final determination of the Independent Accountant in any court having proper jurisdiction.

2.15                        Closing.  The closing of the Merger and the transactions contemplated in this Agreement and the other Covered Agreements (the “Closing”) will take place at the offices of Barclay Damon, LLP, 200 Delaware Avenue, Suite 1200, Buffalo, New York 14202, Two (2) Business Days following satisfaction or waiver of all closing conditions set forth in Article 6 (except for any conditions that, by their nature, cannot be satisfied prior to the Closing Date), or at such other place or date as Parent, Company and the Shareholder Representative Group may mutually determine (the “Closing Date”); provided, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 6, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the Closing shall occur instead on: (a) the earlier to occur of: (i) any Business Day before or during the Marketing Period to be specified by Parent to Company on no less than Two (2) Business Days’ written notice to Company; and (ii) the first Business Day following the last day of the Marketing Period or (b) such other date, time or place as agreed to in writing by the Parties, in each case subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing).  Except as otherwise provided herein, including with respect to Sections 2.13 and 2.14, to the extent permitted by Applicable Law and GAAP, for Tax and accounting purposes, the Parties as among themselves agree to treat the Closing as being effective as of the Effective Time.  At the Closing, the Parties will deliver to one another all Closing Deliverables set forth in Article 6.

2.16                        Withholding Rights.  Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under any provision of Applicable Law. Any amounts so deducted or withheld shall be paid to the appropriate Government Entity and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.17                        FIRPTA Certificates.  At or prior to the Closing, each Shareholder shall deliver to Parent a certificate in form and substance reasonably satisfactory to Parent and meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations, duly executed and acknowledged, to the effect that such Shareholder is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the correspondingly numbered Schedule, Company represents and warrants to Parent that the statements contained in this Article 3 are true and correct as of the date hereof.  Inclusion of any item on a Schedule is not indicative that such item is material to Company, any Subsidiary or the Business and does not constitute a representation by Company that such item is material for purposes of this Agreement.  Each exception to a representation and warranty set forth on any Schedule will qualify the representation and warranty which is referenced on the applicable Schedule and any other representation and warranty to which the relevance of such exception is reasonably apparent on its face.

3.1                               Organization, Qualification and Corporate Power.  Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.  Each Subsidiary is a corporation or other entity of the type as indicated on Schedule 3.1, duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its incorporation or other formation.  Each of Company and its Subsidiaries is duly licensed or qualified to conduct business and is in good standing under the Applicable Law of each jurisdiction where the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.  True and complete copies of the Charter Documents of Company and its Subsidiaries as in effect on the date hereof have been made available to Parent.

3.2                               Authorization of Transaction.  Subject to the written consent or affirmative vote of Shareholders holding at least Two-Thirds (2/3) of the outstanding Shares entitled to vote (the “Requisite Company Vote”) to authorize the Merger, Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Covered Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Company of this Agreement and any other Covered Agreement to which it is a party and the consummation by Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Company, and no other corporate proceedings on the part of Company are necessary to authorize the execution, delivery and performance of this Agreement or any other Covered Agreement to which it is a party or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote.  This Agreement has been duly executed and delivered by Company, and (assuming due authorization, execution and delivery by Parent and Merger Sub) this Agreement constitutes a legal, valid and binding obligation of Company enforceable against Company in accordance with its terms except as such enforcement may be limited by the Enforceability Limitations.  When each Covered Agreement to which Company is or will be a party has been duly executed and delivered by Company (assuming due authorization, execution and delivery by the other parties thereto), such Covered Agreement will constitute a legal, valid and binding obligation of Company enforceable against Company in accordance with its terms except as such enforcement may be limited by the Enforceability Limitations.

3.3                               Capitalization.  A true and complete list of all authorized and outstanding Capital Stock (including the number of Shares issued and outstanding, the owners thereof and the number of Shares held in treasury) of Company is set forth on Schedule 3.3.  A true and complete list of all authorized and outstanding Capital Stock of each Subsidiary and the owners thereof is set forth on Schedule 3.3.  All of the issued and outstanding Capital Stock of Company and its Subsidiaries set forth on Schedule 3.3:

a.                                      has been duly authorized, is validly issued, fully paid and nonassessable, and is held of record by the respective Persons set forth on Schedule 3.3, free and clear of all Encumbrances other than as disclosed on Schedule 3.3;

b.                                      is free of, and was not issued in violation of, any purchase option, call option, right of first refusal, preemptive rights or similar rights in respect thereto; and

c.                                       is properly reflected in the books and records of Company and its Subsidiaries.

Except as set forth on Schedule 3.3, there is no other Capital Stock of Company or any of its Subsidiaries authorized, reserved for issuance or outstanding, and there are no outstanding or authorized (and neither Company nor any Subsidiary has the obligation to issue any) calls, puts, options, warrants, preemptive rights, purchase rights, redemption rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Company or such Subsidiary to issue, sell, exchange, purchase or otherwise cause to become outstanding, or declare, make or pay any dividend, distribution or other payment on, any of its Capital Stock.  There are no outstanding or authorized (and neither Company nor any Subsidiary has the obligation to issue any) stock appreciation, phantom stock, profit participation or similar rights with respect to Company or such Subsidiary.  There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the Capital Stock of Company or any Subsidiary. There are no authorized or outstanding debt securities, the holders of which have the right to vote (or which securities are convertible into, exchangeable for or evidencing the right to subscribe for or acquire other securities having the right to vote) with the holders of Capital Stock of Company and its Subsidiaries on any matter.

3.4                               Noncontravention.  The execution, delivery and performance by Company of this Agreement and the other Covered Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not:

a.                                      conflict with or result in a violation or breach of, or default under, any provision of the Charter Documents of Company or any Subsidiary;

b.                                      subject to, in the case of the Merger, obtaining the Requisite Company Vote and assuming the receipt of each Consent, Permit, Government Order, declaration, registration, waiver or other action or making of a filing with, or notice to, any Person contemplated by Schedule 3.4b, including the filing of the Certificate of Merger with the Department of State of New York and such filings as may be required under the HSR Act or any foreign antitrust or competition Applicable Law set forth on Schedule 3.4b, conflict with or result in a violation or breach in any material respect, or constitute an event that, with or without notice or lapse of time or both, would conflict with or result in a violation or breach in any material respect, of any provision of any Applicable Law or Government Order applicable to Company or any of its Subsidiaries;

c.                                       except as set forth on Schedule 3.4c, with or without notice or lapse of time or both, require the Consent of, notice to or other action by any Person under, conflict with, result in a material violation or material breach of, constitute a material default or an event that would constitute a material default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any Material Contract or any Permit listed on Schedule 3.11; or

d.                                      result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of Company or any Subsidiary.

No Consent, Permit, Government Order, declaration, registration, waiver or other action or filing with, or notice to, any Government Entity is required by or with respect to Company in connection with the execution, delivery and performance of this Agreement or any other Covered Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Department of State of New York and such filings as may be required under the HSR Act or any foreign antitrust or competition Applicable Law set forth on Schedule 3.4b.

3.5                                           Brokers’ Fees.  Except for BlackArch, no broker, finder, investment banker or any other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Covered Agreement based upon arrangements made by or on behalf of Company.

3.6                                           Title to Assets.  Except as otherwise indicated on Schedule 3.6, and except as disclosed in Section 3.13a with respect to Owned Real Property, Company or a Subsidiary owns, and has good and valid title to, or a valid leasehold interest in, all assets shown on the Reference Balance Sheet or acquired since the date of the Reference Balance Sheet (except for assets disposed of in the Ordinary Course of Business since the date of the Reference Balance Sheet), free and clear of all Encumbrances other than Permitted Encumbrances.

3.7                                           Financial Statements.  The following financial statements (collectively, the “Financial Statements”) have been delivered or made available to Parent:

a.                                      Audited Financial Statements. Audited consolidated balance sheets, statements of income, statements of comprehensive income, statements of stockholders’ equity and statements of cash flows, as of and for the fiscal years ended December 31, 2013, 2014 and 2015, for Company and its Subsidiaries, with supporting consolidating schedules.

The Financial Statements (including, where appropriate, the notes thereto), and, when delivered, the other Required Information will, subject, in the case of any unaudited financial statements delivered as part of the Financial Statements or Required Information, to normal and recurring year-end adjustments and the absence of notes: (1) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; and (2) present fairly the financial condition and the results of operation of Company and its Subsidiaries in all material respects as of such dates and for the periods referred to therein. The system of internal controls over financial reporting of Company and its Subsidiaries is sufficient to provide reasonable assurance that: (i) all transactions are executed in accordance with management’s general or specific authorization; (ii) all transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, and to maintain accountability for Company’s and its Subsidiaries’ assets; and (iii) the recorded accountability for Company’s and its Subsidiaries’ assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.8                                           Undisclosed Liabilities; Indebtedness.  Except for: (a) Liabilities set forth in the Reference Balance Sheet; and (b) Liabilities that have arisen after the date of the Reference Balance Sheet in the Ordinary Course of Business, neither Company nor any Subsidiary has any material Liability that would be required to be reflected on a balance sheet of Company prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.  Schedule 3.8 sets forth all outstanding Indebtedness of Company and its Subsidiaries.

3.9                                           Events Subsequent to Reference Balance Sheet.  Except as set forth on Schedule 3.9 and except for any transactions contemplated by this Agreement and the other Covered Agreements, since the date of the Reference Balance Sheet, each of Company and its Subsidiaries has conducted its respective business only in, and has not engaged in any transaction other than according to, the Ordinary Course of Business, and, as of the date hereof, there has not been any:

a.                                      Material Adverse Effect;

b.                                      amendment, modification or change of the Charter Documents of Company or any Subsidiary;

c.                                       split, redemption, repurchase, combination or reclassification of any shares of the Capital Stock of Company;

d.                                      non-cash dividend or any other form of non-cash distribution or return of capital to any equity holder of Company;

e.                                       sale, outbound lease, exclusive license, transfer or other disposition of any assets of Company or any Subsidiary except: (1) assets that are obsolete; and (2) inventory or fixed assets sold, leased, transferred or disposed of in the Ordinary Course of Business;

f.                                        material change in the accounting principles, practices or methods of Company and its Subsidiaries, except as required by GAAP or Applicable Law;

g.                                       issue, grant or sale of any Capital Stock of Company or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Capital Stock of Company or other equity based awards;

h.                                      incurrence, assumption, guarantee or otherwise becoming liable for, any Indebtedness, except for draws under the Existing Credit Agreement or borrowings incurred in the Ordinary Course of Business or to make payments to certain Shareholders or Affiliates of Shareholders (which draws or borrowings must be able to be repaid as of the Closing);

i.                                          (1)                                 increase in the compensation or benefits of the directors, officers or employees other than as provided in any Benefit Plan or, with respect to employees receiving an annual base salary of less than One Hundred Thousand Dollars ($100,000), in the Ordinary Course of Business;

(2)                                 entrance into, establishment, amendment or termination of any Benefit Plan in the Ordinary Course of Business or as required by Applicable Law;

(3)                                 increase in the funding obligation or contribution rate of any Benefit Plan other than in the Ordinary Course of Business;

(4)                                 grant of any severance or termination benefit to any director, officer or employee of Company or any Subsidiary;

(5)                                 hiring of any employee with an annual base salary: (A) above One Hundred Thousand Dollars ($100,000); or (B) below One Hundred Thousand Dollars ($100,000) other than in the Ordinary Course of Business to replace vacancies;

(6)                                 termination of any Key Employee other than for “cause”; or

(7)                                 waiver of any performance or other vesting conditions applicable to any compensation arrangement;

j.                                         acquisition by Company or any Subsidiary, by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof, for consideration in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate;

k.                                      adoption by Company or any Subsidiary of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against Company or any Subsidiary under any similar Applicable Law;

l.                                          entry into, termination or cancellation of, failure to renew or renewal on terms materially less favorable to Company or any of its Subsidiaries, any Material Contract;

m.                                  capital expenditures not included in the capital expenditure plan attached as Schedule 3.9m other than in the Ordinary Course of Business;

n.                                      termination or cancellation of any of the insurance policies set forth in Schedule 3.16, or allowance of any coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, a replacement policy providing coverage at least equal to the coverage under the terminated, canceled or lapsed insurance policy for a substantially similar premium is in full force and effect;

o.                                      commencement, settlement, release or waiver of any material Action;

p.                                      entry into any Related Party Transaction;

q.                                      recognition of any union or other labor organization as the representative of any of the employees of Company or any of its Subsidiaries, or entry into any new or amended collective bargaining agreement with any labor organization;

r.                                         making of any loans or advances to any other Person, except for loans among Company and any of its Subsidiaries; or

s.                                        enter into any Contract to take any of the actions referred to in Sections 3.9a through 3.9r above.

3.10                        Compliance with Laws.  During the Twelve (12) month period prior to the date hereof, Company and its Subsidiaries have been in material compliance with all Applicable Law.  Except as set forth on Schedule 3.10, no action, demand, requirement, investigation or review by any Government Entity with respect to Company or any Subsidiary or affecting Company’s or any Subsidiary’s properties or assets is pending or, to Company’s Knowledge, threatened.  Except as set forth on Schedule 3.10, neither Company nor any Subsidiary has received any written notice or communication within the Twelve (12) month period prior to the date of this Agreement from any Government Entity of any noncompliance with any Applicable Law that has not been cured as of the date hereof without resulting in any material Liability to Company or any of its Subsidiaries.

3.11                        Permits.  Each of Company and its Subsidiaries has all material Permits necessary for it to own, lease or operate its properties and other assets as currently used and to carry on its business as currently conducted.  Schedule 3.11 sets forth a true and complete list, as of the date hereof, of all material Permits maintained and held by Company or any of its Subsidiaries, other than routine business and occupancy permits. All such material Permits are valid and in full force and effect and Company and its Subsidiaries have filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Government Entity necessary to maintain all of such material Permits in full force and effect. There are no Actions pending or, to Company’s Knowledge, threatened, that would reasonably be expected to result in the termination, revocation, suspension or restriction of any such material Permit or the imposition of any fine, penalty, sanction or other Liability for violation of any Applicable Law relating to any such material Permit. Except as disclosed on Schedule 3.11, no material Permit will be adversely affected by the consummation of the transactions contemplated by this Agreement or any other Covered Agreement.

3.12                        Tax Matters.

a.                                      Tax Returns.  Except as set forth on Schedule 3.12a, each of Company and its Subsidiaries has duly and timely filed (taking into account any valid extensions) all Tax Returns that it was required to file under Applicable Law.  All such Tax Returns were true and correct in all material respects.  All Taxes due and owing by Company or any Subsidiary have been paid in full, and where payment is not yet due, adequate reserves have been established in accordance with GAAP.  Except as set forth on Schedule 3.12a, neither Company nor any Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, nor executed any waiver (in each case which has continuing effect), providing for any extension of time within which: (1) to file any Tax Return other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business; or (2) any Government Entity may assess or collect Taxes for which it is or may be liable for any taxable period.

b.                                      No Audits.  Except as set forth on Schedule 3.12b, there are no investigations, audits, actions or proceedings currently pending or, to Company’s Knowledge, threatened in writing, against Company or any Subsidiary by any Government Entity for the assessment or collection of Taxes, and no claim for the assessment or collection of Taxes has been asserted in writing against Company or any Subsidiary.

c.                                       No Waivers.  Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or agreement remains in effect on the date hereof.

d.                                      No Tax Sharing Contract.  Neither Company nor any Subsidiary is a party to, is bound by, or has any obligation under, any Tax sharing Contract or similar arrangement that obligates it to make any payment with respect to the Taxes, taxable income or taxable losses of any other Person, whether formal or informal.  Neither Company or any Subsidiary has been a member of an affiliated group (as such term is defined in Section 1504 of the Code), other than an affiliated group of which Company is the common parent, and neither Company nor any Subsidiary has any Liability for Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any analogous provision of state, local or foreign law).

e.                                       Status of Company and Subsidiaries.  Except as set forth on Schedule 3.12e:

(1)                                 Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 (and any analogous provisions of state and local law) at all times since January 1, 2013.

(2)                                 Company has made valid and timely elections to treat each United States domestic wholly-owned Subsidiary as a qualified subchapter S subsidiary for U.S. federal, state and local income tax purposes.

(3)                                 Company will qualify as an S corporation under the Code and each United States domestic wholly-owned Subsidiary will qualify as a qualified subchapter S subsidiary under the Code up to and including the day immediately prior to the Closing Date.

(4)                                 No written claim or inquiry by a Government Entity has ever been made challenging the status of Company or any of its Subsidiaries as described in Sections 3.12e(1) through (3) above.

(5)                                 In the past Five (5) years, Company has not acquired: (a) assets from another corporation in a transaction in which Company’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor; or (b) the stock of any United States domestic corporation that is not a qualified subchapter S subsidiary.

(6)                                 Company will not have any Liability for any “built-in gains tax” under Section 1374 of the Code (and any analogous provisions of state or local law) as a result of the Merger.  Company has satisfied in full (or will satisfy in full when due) any Taxes pursuant to Section 1375 of the Code (and any analogous provisions of state or local law) that arose from the effective date of its S corporation election through the Closing Date.

f.                                        U.S. Persons.  No Shareholder is a “foreign person” as such term is defined in Section 1445 of the Code.

g.                                       No USRPHCs. Neither Company nor any Subsidiary has been a “United States real property holding company” within the meaning of Section 897(c) of the Code at any time during the 5-year period ending on the date of this Agreement, except as set forth on Schedule 3.12g.

h.                                      Reportable Transactions.  Neither Company nor any Subsidiary has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) or transactions that constitute “listed transactions” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

i.                                          Section 355.  Neither Company nor any Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the Two (2) years prior to the date of this Agreement.

j.                                         No Liens.  There are no Tax liens upon any of the assets or properties of Company or any of its Subsidiaries, other than Permitted Encumbrances.

k.                                      Withholding Obligations. Company and its Subsidiaries have duly and timely withheld from any payment and paid over to the appropriate taxing authorities, all amounts required to be withheld and paid over for all periods under Applicable Law.

l.                                          Additional Tax Representations. Neither Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (1) change in method of accounting for a taxable period ending on or prior to the Closing Date; (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Applicable Law) executed on or prior to the Closing Date; (3) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Applicable Law); (4) installment sale or open transaction disposition made on or prior to the Closing Date; (5) election under Section 108(i) of the Code (or any comparable provisions of Applicable Law); or (6) prepaid amount received or paid on or prior to the Closing Date.

m.                                  Foreign Subsidiaries. Company is not engaged in and has never been engaged, in a trade or business through a “permanent establishment” within the meaning of an applicable income Tax treaty in any country other than the country in which it is incorporated.

3.13                        Premises.

a.                                      Owned Real Property.  The real property described on Schedule 3.13a constitutes all of the Owned Real Property. Except as otherwise indicated on Schedule 3.13a, Company or a Subsidiary as designated on Schedule 3.13a, has good and marketable fee simple title, as applicable, in and to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. To Company’s Knowledge, no condemnation, requisition or taking by any Government Entity has been threatened in writing or contemplated, and Company has not received any written notice of any such condemnation, requisition or taking from any Government Entity with respect to the Owned Real Property. The Owned Real Property is in a condition satisfactory to enable Company or a Subsidiary, as the case may be, to conduct in all material respects the business operations currently conducted at such Owned Real Property in the Ordinary Course of Business.

b.                                      Leased Real Property.  Schedule 3.13b sets forth a true and correct list of all Leased Real Property, including the location of the premises subject to each of the Leases (collectively, the “Premises”), a listing of the Leases pertaining thereto, and the identification of the lessors and tenants of the Premises, as applicable.    With respect to each Lease listed on Schedule 3.13b: (1) Company or the Subsidiary listed adjacent to the applicable Lease on

Schedule 3.13b  has good and valid leasehold interests in the applicable Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances; (2) such Lease is legal, valid, binding, enforceable (assuming the enforceability against all other parties to such lease or sublease) in accordance with its terms, and in full force and effect with respect to Company or such Subsidiary, as applicable, except as such enforceability may be limited by the Enforceability Limitations and except where the illegality, invalidity, nonbinding nature, unenforceability or ineffectiveness would not result in a Material Adverse Effect; (3) Company or such Subsidiary, as applicable, enjoys peaceful and undisturbed possession of the Leased Real Property; and (4) there exists no material default or material event of default (or occurrence or event that with notice or lapse of time or both would result in a material default or material event of default) by Company or any of its Subsidiaries or, to Company’s Knowledge, any other party to any such Lease. A true and complete copy of each Lease has been made available to Parent. To Company’s Knowledge, neither Company nor any Subsidiary has failed to materially comply with any Applicable Law with respect to the use and occupancy of the Premises. To Company’s Knowledge, the Premises are in satisfactory operating condition and repair (ordinary wear and tear excepted).

3.14                        Intellectual Property.

a.                                      List.

(1)                                 Schedule 3.14a(1) sets forth, as of the date hereof, a true, correct and complete list of all Owned Intellectual Property that is the subject of any issuance, registration, filed application or other filing by, to or with, any Government Entity or authorized private registrar in any jurisdiction, indicating for each the applicable jurisdiction, any registration number (or application number) and any date issued (or date filed); and

(2)                                 Schedule 3.14a(2) sets forth, as of the date hereof, a true correct and complete list of all Licensed Intellectual Property.

b.                                      Ownership.  To Company’s Knowledge, except as set forth on Schedule 3.14b, Company or a Subsidiary (as applicable) owns all right, title and interest to, or has the right to use, free and clear of all Encumbrances (except Permitted Encumbrances and restrictions and obligations contained in any applicable license), all material Intellectual Property used by Company or its Subsidiaries in the conduct of the Business as of the date of the Reference Balance Sheet.

c.                                       All Necessary Intellectual Property.  To Company’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitutes all of the intellectual property necessary for the operation of the Business as conducted on the date hereof.

d.                                      No Infringement by Company or Subsidiaries.  To Company’s Knowledge, except as set forth on Schedule 3.14d: (1) neither Company nor any Subsidiary has received any notice that any of the Owned Intellectual Property infringes upon, misappropriates, dilutes, violates or otherwise conflicts with, any intellectual property rights of any Person; and (2) neither Company nor any Subsidiary has received any notice from any third party alleging that the Owned Intellectual Property infringes upon, violates or constitutes the unauthorized use of the intellectual property rights of any Person.

e.                                       No Third Party Infringement.  To Company’s Knowledge, except as set forth on Schedule 3.14e, neither Company or any Subsidiary has received written notice that any Person is infringing upon, misappropriating, diluting, violating or otherwise conflicting with, any Owned Intellectual Property, and no such claims have been brought against any Person by or on behalf of Company or any Subsidiary.

f.                                        Trade Secrets.  Company and each Subsidiary have taken commercially reasonable efforts to protect the confidentiality of trade secrets owned, used or held by them.

3.15                        Contracts.

a.                                      List.  Schedule 3.15a sets forth a true and complete list, as of the date hereof, of the following Contracts (including, for purposes of this Section 3.15a only, any oral agreement or contract) (other than purchase orders issued or accepted in the Ordinary Course of Business) to which Company or any Subsidiary is a party (collectively, the “Material Contracts”):

(1)                                 any Contract (or group of related Contracts) actually involving the payment or receipt of aggregate consideration in excess of Two Hundred Fifty Thousand Dollars ($250,000) on an annual basis;

(2)                                 any Contract (or group of related Contracts) that relates to the sale of Company’s or any Subsidiary’s assets under which Company or any of its Subsidiaries has continuing indemnification or other material obligations to any Person, other than sales of goods and services in the Ordinary Course of Business, for consideration in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(3)                                 since January 1, 2013, any Contract (or group of related Contracts) that relates to the acquisition, merger, consolidation or recapitalization (or any letter of intent related thereto) of any business, stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets of otherwise) or providing for an earn-out, deferred or contingent purchase price on the part of Company or any of its Subsidiaries that remain outstanding as of the date hereof, in each case involving amounts in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(4)                                 any lease for equipment or other personal property that entails annual lease payments in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(5)                                 any Contract governing any Related Party Transaction;

(6)                                 any Contract (or group of related Contracts) materially limiting the freedom of Company or any of its Subsidiaries to engage in the Business or compete with any Person in connection with such Person’s conduct of its business as of the date hereof;

(7)                                 any Contract (or group of related Contracts) granting to any Person a right of first refusal, right of first offer, most favored nation status or exclusive sale or purchase obligations;

(8)                                 any Contract (or group of related Contracts) that requires the purchase of all or substantially all of a particular product or material from a supplier or containing a minimum purchase or supply commitment in each case in excess of Two Hundred Fifty Thousand Dollars ($250,000) per annum;

(9)                                 any Contract (or group of related Contracts) that provides for consignment of goods with a value in excess of Two Hundred Fifty Thousand Dollars ($250,000) or requires Company or any of its Subsidiaries to maintain inventory with a value in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(10)                          any Contract (or group of related Contracts) regarding the formation or participation in a joint venture that involves a sharing of revenues, profits, losses, costs or Liabilities, with any Person;

(11)                          any Contract (or group of related Contracts) dated within Two (2) years prior to the date hereof involving any resolution or settlement of any actual or threatened Action, in each case that imposes material continuing obligations on Company or any of its Subsidiaries;

(12)                          any Contract (or group of related Contracts) for capital expenditure involving payments in excess of Two Hundred Fifty Thousand Dollars ($250,000), individually or in the aggregate, in each case under which there are material outstanding obligations;

(13)                          any Contract (or group of related Contracts) under which Company or such Subsidiary has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of Two Hundred Fifty Thousand Dollars ($250,000) or under which it has imposed an Encumbrance (other than a Permitted Encumbrance) on any of its assets, tangible or intangible;

(14)                          any employment Contract, severance Contract, retention Contract, change in control Contract, separation Contract or consulting Contract with any Key Employee or with any former employee under which there are material outstanding obligations;

(15)                          any collective bargaining agreement or other Contract with any labor union or association representing employees of Company or any of its Subsidiaries;

(16)                          any material Contract by or through which Company or any of its Subsidiaries grants rights or interests to another Person in or to any of the Owned Intellectual Property; and

(17)                          any Contract by or through which any other Person grants any right, title or interest to Company or any of its Subsidiaries in or to any Intellectual Property (other than non-exclusive licenses in the Ordinary Course of Business or off-the-shelf, commercially available software) that is used in the Business as conducted on the date hereof (collectively, the “Licensed Intellectual Property”).

b.                                      No Breach or Default.  With respect to each Material Contract, except as set forth on Schedule 3.15b, neither Company nor any Subsidiary is in breach or default in any material respect and no event has occurred that with notice or lapse of time would constitute a breach or default in any material respect, or permit termination, modification or acceleration, under such Material Contract.  Each Material Contract is legal, valid, binding, enforceable (assuming the enforceability against all other parties to such Material Contract) in accordance with its terms and in full force and effect with respect to Company or a Subsidiary, as applicable, and, to Company’s Knowledge, such Material Contract is legal, valid, binding, enforceable against the other party thereto, in each case, except as such enforceability may be limited by the Enforceability Limitations and except where the illegality, invalidity, nonbinding nature, unenforceability or ineffectiveness, individually or in the aggregate, would not be or reasonably expected to be material to Company and its Subsidiaries taken as a whole. Company has made available to Parent a true and complete copy of each Material Contract.

3.16                        Insurance.  Schedule 3.16 sets forth, as of the date hereof, a true and complete list of all material insurance policies maintained by Company or any Subsidiary or with respect to which Company or any Subsidiary is a named insured or otherwise the beneficiary of coverage.  With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable and in full force and effect; and (b) all premiums with respect thereto covering all periods up to and including the date of the Closing have been paid, and no notice of cancellation or termination has been received with respect to any such policy, except as would not have a Material Adverse Effect. None of the insurance policies shall terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement and the other Covered Agreements.  During the Two (2) year period prior to the date hereof, to Company’s Knowledge, none of Company or its Subsidiaries has received any written notice or other communication regarding: (i) any cancellation, non-renewal or invalidation of any insurance policy; or (ii) generally disclaiming liability under any insurance policy.

3.17                        Litigation.  Except as set forth on Schedule 3.17, there is no Action pending or, to Company’s Knowledge, threatened in writing, against Company or any Subsidiary or any of their respective directors, officers, properties or rights, nor is there any Government Order outstanding against Company or any Subsidiary or affecting any of their respective properties or rights, in each case that would result in a Material Adverse Effect or that seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or any other Covered Agreement.

3.18                        Employees.  Neither Company nor any of its Subsidiaries is: (a) a party to or otherwise bound by any collective bargaining Contract (including, for purposes of this Section 3.18, any oral agreement or contract) with a labor union or labor organization, nor is any such Contract presently being negotiated; (b) subject to an application, election, or campaign regarding the acquiring of bargaining rights by any labor union or labor organization, and no such application, election, or campaign has been conducted during the Two (2) year period prior to the date hereof; or (c) the subject of any Action, complaint, grievance or charge asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization.  There is no pending or, to Company’s Knowledge, threatened, labor strike, dispute, walkout, work stoppage, slowdown or lockout involving Company or any of its Subsidiaries.  To Company’s Knowledge, each of Company and its Subsidiaries is in material compliance with all Applicable Laws and Contracts respecting employment practices, including independent contractor arrangements, workers’ compensation, wages, hours of work, any obligations pursuant to the WARN Act, and occupational safety and health.  Except as set forth on Schedule 3.18, there is no Action pending or, to Company’s Knowledge, threatened, nor, to Company’s Knowledge, is any investigation pending or threatened in writing, against Company or any Subsidiary relating to their respective employment practices, or by or on behalf of any employee, former employee, applicant for employment, labor organization or other representative of Company’s or any of its Subsidiaries employees.  Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Government Entity relating to employees or employment practices.  Neither Company nor any of its Subsidiaries has closed a plant or facility, effectuated any layoffs of Twenty-Five (25) or more employees within a Ninety (90) day period or implemented any early retirement, separation or window program during the Two (2) year period prior to the date hereof, nor has Company or any of its Subsidiaries planned or announced any such action or program for the future.

3.19                        Employee Benefits.

a.                                      Schedule 3.19a lists each material Benefit Plan as of the date hereof. For purposes of this Agreement, a “Benefit Plan” means any retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, deferred compensation, collective bargaining, welfare and fringe-benefit agreement, plan, policy and program, in effect and covering one or more current employees of Company, any Subsidiary or ERISA Affiliate, current or former directors of Company, any Subsidiary or ERISA Affiliate or the beneficiaries or dependents of any such Persons, that is maintained, sponsored, contributed to, or required to be contributed to by Company, any Subsidiary or ERISA Affiliate, or under which Company, any Subsidiary or ERISA Affiliate has any present or future Liability for premiums or benefits.  For purposes of this Agreement, other than Section 3.19g, the term “Benefit Plan” does not include any Foreign Benefit Plan.  With respect to each Benefit Plan, Company has made available to the Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable:

(1)                                 any related trust agreement or other funding instrument;

(2)                                 the most recent determination letter, or if such Benefit Plan is a prototype plan or volume submitter plan, the opinion or advisory letter which covers each such Benefit Plan, if applicable;

(3)                                 any plan documents (including all amendments), summary plan description, summary of material modification and other written communications;

(4)                                 for the Two (2) most recent years: (a) the Form 5500 and attached schedules; (b) audited financial statements; (c) actuarial valuation reports; (d) trust agreements; (e) insurance contracts; and (f) service and other agreements; and

(5)                                 copies of any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of Company or its Subsidiaries in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

b.                                      Compliance.  Except as would not result in any material Liability, each Benefit Plan and related trust or funding arrangement complies with and has at all times been maintained and operated in accordance with its respective terms and all Applicable Law (including ERISA and the Code).  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan or volume submitter plan, can rely on an opinion letter or advisory letter from the Internal Revenue Service to the pre-approved plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Company’s Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter or advisory letter from the Internal Revenue Service. Except as would not result in any material Liability:

(1)                                 there are no plan document failures, operational failures, demographic failures or employee eligibility failures that have not been corrected within the meaning of Rev. Proc. 2013-12 (or any successor revenue procedure or guidance) with respect to any Qualified Benefit Plan;

(2)                                 all benefits, contributions and premiums required by and due under the terms of each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan, the terms of all Applicable Law and GAAP;

(3)                                 no event has occurred and, to Company’s Knowledge, no condition exists that would subject Company or its Subsidiaries, either directly or indirectly by reason of their affiliation with any other member of their Controlled Group, to any tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or other Applicable Law;

(4)                                 no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Benefit Plan;

(5)                                 no breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan for which Company or any Subsidiary has any Liability therefor; and

(6)                                 no “reportable event” (as such term is defined by Section 4043 of ERISA) or failure to satisfy the “minimum funding standard” within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA has occurred with respect to any Benefit Plan.

No act or omission has occurred and no condition exists with respect to any Benefit Plan that would subject Company, its Subsidiaries, any ERISA Affiliate and the Parent and its Affiliates to any fine, penalty, Tax imposed under Applicable Law, including Section 4980H of the Code, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act.  With respect to any Benefit Plan, to Company’s Knowledge, no event has occurred or is reasonably expected to occur that has resulted in or would subject Company or any Subsidiary to a Tax under Section 4971 of the Code or the assets of Company or any Subsidiary to a lien under Section 430(k) of the Code.  Each Benefit Plan that is subject to Section 409A of the Code has been operated and administered in compliance with and is in written form in compliance with Section 409A of the Code and any applicable regulatory guidance promulgated thereunder.

c.                                       Funding.  No Benefit Plan: (1) is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; or (2) is a “multi-employer plan” (as defined in Section 3(37) of ERISA), and neither Company, its Subsidiaries nor any member of their Controlled Group has at any time sponsored or contributed to, or has or had any Liability or obligation in respect of, any multi-employer plan.  Neither Company, its Subsidiaries nor any member of their Controlled Group has ever maintained, contributed to, been required to contribute, or otherwise had any Liability with respect to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

d.                                      Post-Employment Benefits.  Except as set forth on Schedule 3.19d, other than as required under Section 4980B of the Code or other Applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

e.                                       Actions, Examinations and Audits.  Except as set forth on Schedule 3.19e: (1) there is no Action pending or, to Company’s Knowledge, threatened, relating to a Benefit Plan; and (2) to Company’s Knowledge, no Benefit Plan has within Six (6) years prior to the date hereof been the subject of an examination or audit by a Government Entity.

f.                                        Effect of Merger.  Except as set forth on Schedule 3.19f, neither the execution of this Agreement nor the consummation of the Merger or other transactions contemplated hereby will either alone, or in combination with any other event (e.g. termination of employment): (1) result in the payment to any employee, director or consultant of any money or other property; (2) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant; (3) limit or restrict the ability of Parent, the Surviving Corporation or its Affiliates to merge, amend or terminate any Benefit Plan; or (4) require any contributions or payments to fund any obligations, or otherwise give rise to any material Liability. Neither the execution of this Agreement nor the consummation of the Merger or other transactions contemplated hereby will either alone, or in combination with any other event, result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

g.                                       Foreign Benefit Plans.  Set forth on Schedule 3.19g is each Benefit Plan (other than any Benefit Plan required by Applicable Law) that: (1) is maintained outside the jurisdiction of the United States; or (2) covers any employee residing or working outside the United States (each, a “Foreign Benefit Plan”).  With respect to each Foreign Benefit Plan, the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.  Each Foreign Benefit Plan which, under the Applicable Law of any jurisdiction outside of the United States, is required to be registered or approved by any Government Entity, has been so registered and approved and, to Company’s Knowledge, has been maintained in good standing with applicable requirements of the Government Entities, and if intended to qualify for special tax treatment, to Company’s Knowledge, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plans.  Company has performed in all material respects all obligations required with respect to each Foreign Benefit Plan.  Each Foreign Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and with any Applicable Law.  All payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each Foreign Benefit Plan have been made or collected when due, or if applicable, accrued on the balance sheet of Company.  No Foreign Benefit Plan has been declared to be fully or partially wound up, nor has any act or event occurred pursuant to which any Foreign Benefit Plan could be ordered to be wound up, in whole or in part, by any Government Entity.

h.                                      Multiple Employer Plans.  Except as set forth on Schedule 3.19h, no Benefit Plan that is: (x) an employee welfare benefit plan as defined in Section 3(1) of ERISA is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; and (y) an employee pension benefit plan as defined in Section 3(2) of ERISA, including any cash or deferred arrangement intended to be qualified under 401(a) of the Code, is a multiple employer plan subject to the rules of Section 413(c) of the Code.  Any “multiple employer welfare arrangement” or “multiple employer plan” has been operated and administered in compliance with all Applicable Law and relevant regulations.

3.20                        Environmental Matters.

a.                                      Except as set forth on Schedule 3.20a or as would not, individually or in the aggregate, have a Material Adverse Effect:

(1)                                 Environmental Compliance.  Each of Company and its Subsidiaries: (a) is in compliance with all Environmental Laws; (b) has not violated any Environmental Laws; and (c) has not received: (i) from any Person any Environmental Notice or Environmental Claim; or (ii) from any Government Entity any request for information pursuant to any Environmental Law, that, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(2)                                 Environmental Permits.  Each of Company and its Subsidiaries has obtained and is in compliance with all, and has not violated any, Environmental Permits necessary to carry on its current operations or necessary for its ownership, lease, operation or use of the Owned Real Property or Leased Real Property and, to Company’s Knowledge, there are no past, present, or reasonably anticipated future circumstances or legal requirements that could reasonably be expected to prevent Company or any of its Subsidiaries from (or increase the burden on Company or any of its Subsidiaries of) renewing or continuing to comply with such Environmental Permits.

(3)                                 National Priorities List.  No Owned Real Property or Leased Real Property has been listed on, or proposed for listing on, the National Priorities List under CERCLA, CERCLIS, and any similar state lists.

(4)                                 Releases.  There is no, and has not been, a Release or a threatened Release of any Hazardous Materials at, on or under any Owned

Real Property or Leased Real Property or any other location in contravention of, or as could reasonably be expected to result in Liability to Company or any of its Subsidiaries under, any Environmental Law.

(5)                                 Environmental Actions.  There are no Actions under or related to any Environmental Law pending or, to Company’s Knowledge, threatened in writing against Company or any of its Subsidiaries.

(6)                                 Environmental Orders.  None of Company or any of its Subsidiaries has entered into any consent decree or administrative settlement or agreement with any Government Entity under any Environmental Law, and none of Company or its Subsidiaries is subject to any judgment, decree, order or similar requirement relating to compliance with any Environmental Law or to Hazardous Materials.

(7)                                 Assumption of Liabilities.  Neither Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any Liabilities under any Environmental Law or concerning any Hazardous Materials.

b.                                      Reports.  Company has made available to Parent all written material environmental reports, correspondence and other documents submitted to or received from any Government Entity or any other Person in its possession or control, dated within the Ten (10) year period prior to the date hereof, with respect to the operations, business or assets of Company, including any Owned Real Property or Leased Real Property.

3.21                        Related Party Transactions.  Except for: (a) a right or a benefit under any Benefit Plan in accordance with the terms of any such Benefit Plan; (b) any Charter Document; (c) any Covered Agreement; (d) any arrangement solely between or among any Two (2) or more of Company and its Subsidiaries; and (e) any items set forth on Schedule 3.21; no current or former officer, director, shareholder (or any trustee or beneficiary of a trust shareholder) or Affiliate of Company or any Subsidiary or any individual related by blood, marriage or adoption to any such individual, or any entity in which any such Person owns any beneficial interest: (i) is a party to any Contract or business arrangement involving Company or any Subsidiary; (ii) is indebted to or a creditor of Company or any Subsidiary; (iii) to Company’s Knowledge, has any contractual or other claims, express or implied, of any kind whatsoever against Company or any Subsidiary; or (iv) has any material interest in any material assets or property used by Company or any Subsidiary (other than the Shares) (each of the foregoing, a “Related Party Transaction”).

3.22                        Unlawful Activities. Except as set forth on Schedule 3.22, none of Company, its Subsidiaries,  any of their respective officers or directors, nor, to Company’s Knowledge, any of the employees (other than officers and directors), agents, other Representatives (other than officers and directors), distributors, sales intermediaries or other third parties acting in each case on behalf of Company or any of its Subsidiaries has, during the Two (2) year period prior to the date hereof, violated any anticorruption related Applicable Law in any material respect, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78 dd-1 et seq.) or made, directly or indirectly, any illegal bribe or kickback, illegal political contribution or any illegal payment to government officials or candidates for government office in their official capacities, for the purpose of: (a) improperly influencing their official action or the action of the government they represent; (b) obtaining an improper advantage or unfair concession in securing business or licenses; or (c) improperly obtaining or retaining business. Except as set forth on Schedule 3.22, during the Two (2) year period prior to the date hereof, neither Company nor any of its Subsidiaries has violated in any material respect the United States International Traffic in Arms Regulations, the United States Export Administration Regulations, sanctions administered by the Office of Foreign Assets Control of the United States Treasury, the Currency and Foreign Transaction Reporting Act of 1970 or any rules and regulations thereunder or any similar Applicable Law in any jurisdiction in which Company and its Subsidiaries operate that are legally binding on Company and its Subsidiaries. During the past Two (2) year period prior to the date hereof, neither Company nor any of its Subsidiaries is or has been involved in any Action relating to, under any investigation with respect to, or has received a written request for information from any Government Entity regarding any such Applicable Law.

3.23                        Government Contracts. Schedule 3.23 sets forth a true and complete list of all Government Contracts as of the date hereof. During the Two (2) year period prior to the date hereof, other than in the Ordinary Course of Business, neither Company nor any of its Subsidiaries: (a) made a voluntary or mandatory disclosure to a Government Entity, with respect to any alleged or possible illegality, irregularity, misstatement or omission arising under or relating to a Government Contract; and (b) has received any written notice of any pending or threatened investigation, prosecution or administrative proceeding related to any Government Contract. There exists no outstanding material claim or dispute with Company or any Subsidiary by any Government Entity relating to any Government Contract or under any Applicable Law, and no Government Entity has asserted, and to Company’s Knowledge, no Government Entity has threatened to assert, any material claim against Company or any of its Subsidiaries for breach of contract or violation of any Applicable Law.

3.24                        Product Liability; Recalls. Set forth on Schedule 3.24 is Company’s “Total Customer Satisfaction” policy (the “TCS Policy”).  Except for product repair, replacement or refund pursuant to agreed upon product warranties with customers or pursuant to the TCS Policy, since January 1, 2011, Company has not incurred any material product liability or warranty claim nor, with respect to any Company product has there been any: (a) product recall; or (b) safety alert or notifications of defect relating to an alleged lack of safety or regulatory compliance.

3.25                        No Other Representations and Warranties.  Except for the representations and warranties of Company contained in this Article 3 (including any Schedules referenced herein) and in any written certificate delivered pursuant hereto, Parent and Merger Sub are entering into this Agreement and will acquire the Shares AS IS AND WITHOUT ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY.  Except for the representations and warranties of Company contained in this Article 3 (including any Schedules referenced herein) and in any written certificate delivered pursuant hereto, neither Company, any Subsidiary, any Shareholder, any directors, officers, Affiliates, Representatives, employees, agents or equityholders of any of them, nor any other Person, has made or will be deemed to have made any express or implied representation or warranty, at law or in equity, either written or oral, on behalf of Company, any Subsidiary or any Shareholder, to Parent and its Representatives, with respect to: (a) the business, assets, Liabilities, results of operations or financial condition of Company and its Subsidiaries, including any representation or warranty as to the accuracy or completeness of any information regarding Company and its Subsidiaries furnished or made available (including the Confidential Information Presentation prepared by BlackArch dated November, 2015 (the “Confidential Information Presentation”), and any information, documents or material made available to Parent and its Representatives, in management presentations or in any other form in expectation of the transactions contemplated by this Agreement or any other Covered Agreement) (collectively, the “Evaluation Materials”); (b) the future sales, revenue, profitability or success of Company, any Subsidiary or the Business, or any representation or warranty arising from statute or otherwise in law, from a course of dealing or from a usage of trade; or (c) Company or any of its Subsidiaries or the execution and delivery of this Agreement or the other Covered Agreements executed by Company (except as expressly set forth in such Covered Agreements) or the transactions contemplated hereby and thereby.  Company hereby expressly disclaims all such other representations and warranties, and Parent and Merger Sub each hereby disclaims any reliance upon any such other representation and warranty.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the correspondingly numbered Schedule, Parent and Merger Sub, jointly and severally, represent and warrant to Company and the Shareholders that the statements contained in this Article 4, are true and correct as of the date hereof.

4.1                               Organization.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

4.2                               Authorization of Transaction.  Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Covered Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and any other Covered Agreement to which either is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or any other Covered Agreement to which either is a party or to consummate the Merger and the other transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by each other Party) this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms except as such enforcement may be limited by the Enforceability Limitations.  When each Covered Agreement to which Parent or Merger Sub is or will be a party has been duly executed and delivered by Parent or Merger Sub (assuming due authorization, execution and delivery by each other party thereto), such Covered Agreement will constitute a legal and binding obligation of

Parent or Merger Sub enforceable against Parent or Merger Sub in accordance with its terms except as such enforcement may be limited by the Enforceability Limitations.

4.3                               Noncontravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Covered Agreements to which either is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not:

a.                                      conflict with or result in a violation or breach of, or default under, any provision of the Charter Documents of Parent or Merger Sub;

b.                                      assuming the receipt of any Consent, Permit, Government Order, declaration, registration, waiver or other action or making of filing with, or notice to, any Person contemplated by Schedule 4.3b, conflict with or result in a violation or breach in any material respect, or constitute an event that, with or without notice or lapse of time or both, would conflict with or result in a violation or breach in any material respect, of any provision of any Applicable Law or Government Order applicable to Parent or Merger Sub;

c.                                       except as set forth on Schedule 4.3c, with or without notice or lapse of time or both, require the Consent of, notice to or other action by any Person under, conflict with, result in a material violation or breach of, constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound or to which any of their respective properties and assets are subject except where the failure to obtain such Consent, provide such notice or take such other action, or where such violation, breach or default, would not have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement; or

d.                                      result in the creation or imposition of any Encumbrance on any properties or assets of Parent or Merger Sub.

No Consent, Permit, Government Order, declaration, registration, waiver or other action or filing with or notice to any Government Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or any other Covered Agreement to which either is a party, and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Department of State of New York and such filings as may be required under the HSR Act or any foreign antitrust or competition Applicable Law set forth on Schedule 4.3b.

4.4                               No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement and the other Covered Agreements.

4.5                               Brokers’ Fees.  No broker, finder, investment banker or any other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Covered Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

4.6                               Financing.  Parent has delivered to Company true and complete copies of: (a) the executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, between Parent and JPMorgan Chase Bank, N.A.  (the “Lender”), pursuant to which the Lender has agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein (the “Debt Financing Commitment”) for the purpose of financing the transactions contemplated by this Agreement and the other Covered Agreements and related fees and expenses and the refinancing of certain Indebtedness of Company and its Subsidiaries at the Effective Time (for the avoidance of doubt, including the New Notes, the “Debt Financing”).  (The Debt Commitment Letter and any related fee letter (the “Fee Letter”) are referred to collectively in this Agreement as the “Financing Agreements.”)  As of the date hereof, the Financing Agreements are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto (including the Lender), enforceable against Parent and, to the knowledge of Parent, the other parties thereto, including the Lender, in accordance with their terms, except as such enforcement may be limited by the Enforceability Limitations.  Except for the Fee Letter (a complete copy of which has been provided to Company, subject to redaction as to the amount of fees and other economic terms of the market flex provisions in a customary manner (none of which redacted terms or amounts adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing at Closing or reduce the amount of the Debt Financing to less than the amount specified in the penultimate sentence of this Section 4.6)) and the engagement and fee credit letters with respect to the Debt Financing (none of which letters contain any terms that would adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing at Closing or reduce the amount of the Debt Financing to less than the amount specified in the penultimate sentence of this Section 4.6)), as of the date hereof there are no side letters or other agreements, contracts or arrangements related to the funding or investment, as applicable, of the Debt Financing.  Parent has fully paid any and all commitment fees or other fees in connection with the Financing Agreements that are payable on or prior to the date hereof.  The only conditions precedent or other contingencies related to the obligations of the Lender to fund the full amount of the Debt Financing are those expressly set forth in the Debt Commitment Letter.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party thereto, under any term, or a failure of any condition, of the Financing Agreements or otherwise be reasonably likely to result in any portion of the Debt Financing contemplated thereby to be unavailable at the Closing.  As of the date hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis and, in any event, on or prior to the Closing Date, any term or condition of the Financing Agreements required to be satisfied by it.  Based on the terms and conditions of this Agreement, the proceeds from the Debt Financing will be sufficient to provide Parent and Merger Sub with the funds necessary to pay the Aggregate Merger Consideration pursuant to Section 2.12, any repayment or refinancing of debt contemplated in this Agreement or the Financing Agreements (including repayment of Debt to be Discharged), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the other Covered Agreements and to allow Parent and Merger Sub to perform all of their obligations under this Agreement and the other Covered Agreements and pay all fees and expenses to be paid by Parent or Merger Sub related to the transactions contemplated by this Agreement and the other Covered Agreements.  No Financing Agreement has been amended, restated or otherwise modified prior to the date hereof, and the respective commitments contained therein have not been withdrawn, modified or rescinded in any respect prior to the date hereof.

4.7                               Litigation.  There is no Action pending or, to Parent’s or Merger Sub’s knowledge, threatened in writing, against or by Parent, Merger Sub, any of their respective Affiliates or any of their respective properties or rights, nor is there any Government Order outstanding against Parent, Merger Sub, any of their respective Affiliates or any of their respective properties or rights, in each case that would have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or any other Covered Agreement or that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.8                               Solvency.  Assuming: (a) the accuracy of the representations and warranties of Company in Article 3 of this Agreement (including any Schedules referenced therein) and in any written certificate delivered pursuant hereto; (b) the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2; and (c) any estimates, projections or forecasts of Company and its Subsidiaries that have been provided to Parent prior to the date hereof have been prepared in good faith based upon assumptions that were, as the time made, and continue to be, on the Closing Date, reasonable; immediately after giving effect to the Merger and the other transactions contemplated by this Agreement and the other Covered Agreements and any indebtedness incurred by Parent, Merger Sub, the Surviving Corporation or any Affiliate of any of them in connection with the transactions contemplated hereby and thereby and the use of the proceeds thereof, each of Parent and each subsidiary of the Parent, including the Surviving Corporation and its Subsidiaries, will: (i) be solvent; (ii) be able to realize upon its assets and pay its debts and other Liabilities as they become due; (iii) own property that has a fair saleable value greater than the amounts required to pay its respective debts and Liabilities (including a reasonable estimate of the amount of all contingent Liabilities); and (iv) have adequate capital to carry on its business.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby and thereby with the intent to hinder, delay or defraud either present or future creditors of Parent or any subsidiary of Parent, including the Surviving Corporation and its Subsidiaries.

4.9                               Investment.  Parent is acquiring the shares of the Surviving Corporation pursuant to the Merger for its own account, for investment only and not with a view to any resale or public distribution thereof.  Parent will not offer to sell or otherwise dispose of any such shares in violation of any Applicable Law relating to any such offer, sale or other disposition.  Parent acknowledges that: (a) the shares of the Surviving Corporation have not been registered under any securities laws; (b) there is no public market for such shares and there can be no assurance that a public market will develop; and (c) Parent must bear the economic risk of its investment in such shares for an indefinite period of time.

4.10                                    Acknowledgements by Parent and Merger Sub.

a.                                      Independent Review.  Parent and Merger Sub each has conducted its own independent review and analysis of the Evaluation Materials (and are deemed to have knowledge of all information included therein), Company, Subsidiaries, the Business and the assets, Liabilities, results of operations and financial condition of Company and its Subsidiaries, and acknowledges to Company and the Shareholders that Parent and Merger Sub each has been provided access to the personnel, properties, premises and records of Company and its Subsidiaries for such purpose and that Parent, Merger Sub and their Representatives have been provided with the opportunity to ask questions of the officers and management employees of Company and its Subsidiaries and to acquire such additional information about the Business and the assets, Liabilities, results of operations and financial condition of Company and its Subsidiaries as Parent, Merger Sub and their Representatives have requested.  Each of Parent and Merger Sub is an informed and sophisticated participant in the Merger and other transactions contemplated by this Agreement and the other Covered Agreements and has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement and the other Covered Agreements to which each is a party and the consummation of the Merger.

b.                                      Exclusive Representations and Warranties.  Parent and Merger Sub each acknowledges to Company that it is consummating the Merger and other transactions contemplated by this Agreement and the other Covered Agreements without any representation or warranty, express or implied, by Company, any Subsidiary, any Shareholder or any of their Affiliates, except as expressly contained in Article 3 (including any Schedules referenced therein) and in any written certificate delivered pursuant hereto.  Parent and Merger Sub each acknowledges to Company that, except for the matters that are expressly covered by the provisions of this Agreement and the other Covered Agreements, it is relying on its own investigation and analysis in entering into both this Agreement and the Covered Agreements.

c.                                       No Basis for Action.  In furtherance of the foregoing, and not in limitation thereof, Parent and Merger Sub each acknowledges to Company and the Shareholders that no representation or warranty, express or implied, of Company or any of its Affiliates or Representatives, with respect to Company or any Subsidiary, including: (1) the information set forth in the Confidential Information Presentation; (2) any other information provided to Parent or Merger Sub or any of their respective Affiliates or Representatives pursuant to the Existing Confidentiality Agreement, including the Evaluation Materials; and (3) any financial projection or forecast delivered to Parent or Merger Sub or any of their respective Affiliates or Representatives with respect to the revenues or profitability that may arise from the operation of Company and its Subsidiaries either before or after the Closing Date, will (except for actual fraud or as otherwise expressly represented in Article 3 (including any Schedules referenced therein) and in any written certificate delivered pursuant hereto) form the basis of any Action (including under Article 7) against Company, any Subsidiary or any Shareholder or any of their respective Affiliates or Representatives with respect thereto or with respect to any related matter.  With respect to any projection or forecast delivered by or on behalf of Company or any Subsidiary to Parent or Merger Sub, Parent and Merger Sub each acknowledges to Company that: (i) there are uncertainties inherent in attempting to make such projections and forecasts; (ii) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts; and (iii) they are familiar with each of the foregoing.

4.11                        No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Article 4 (including any Schedules referenced herein) and in any written certificate delivered pursuant hereto, neither Parent nor Merger Sub nor any directors, officers, Affiliates, Representatives, employees, agents or equityholders of any of them, nor any other Person, has made or will be deemed to have made any express or implied representation or warranty, at law or in equity, either written or oral, on behalf of Parent or Merger Sub, to Company and its Representatives with respect to Parent and Merger Sub or the execution and delivery of this Agreement and the other Covered Agreements or the transactions contemplated hereby and thereby. Parent and Merger Sub hereby expressly disclaim any such other representations or warranties, and Company hereby disclaims any reliance upon any such other representation and warranty.

ARTICLE 5
COVENANTS

5.1                               Conduct of Business Prior to Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or any other Covered Agreement or consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), Company will, and will cause each Subsidiary to:

a.                                      conduct its business in the Ordinary Course of Business and in compliance with Applicable Law;

b.                                      use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of Company and its Subsidiaries and to preserve the current rights, franchises, goodwill and relationships of Company’s and each Subsidiary’s employees, customers, lenders, suppliers, regulators and others having material business relationships with Company or any Subsidiary;

c.                                       not make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Company or any of its Subsidiaries;

d.                                      keep available the services of its current officers, employees and consultants on commercially reasonable terms; and

e.                                       make capital expenditures only in the Ordinary Course of Business.

From the date hereof until the Closing, except as set forth on Schedule 5.1 or consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), Company will not, and will cause each of its Subsidiaries not to, take any action that would cause any of the changes, events or conditions described in Section 3.9 to occur.

5.2                               Access to Information.

a.                                      Access.  From the date hereof until the Closing, Company will, and will cause each Subsidiary to: (1) afford Parent and its Representatives reasonable access to and the right to inspect all of the real property, properties, assets, premises, books and records, Contracts, Tax Returns, and other documents and data related to Company and its Subsidiaries as may be reasonably requested; (2) furnish Parent and its Representatives with such financial, operating and other data and information related to Company and its Subsidiaries as Parent or any of its Representatives may reasonably request; and (3) instruct the Representatives of Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of Company and its Subsidiaries; provided, however, that any such investigation will be conducted during normal business hours upon reasonable advance notice to Company, under the supervision of personnel of Company and in such a manner as not to interfere with the normal operations of Company or any Subsidiary. All requests by Parent or any of its Representatives for access pursuant to this Section 5.2 will be submitted or directed exclusively to David T. Hore or such other individuals as Mr. Hore may designate in writing from time to time.  Notwithstanding anything to the contrary in this Agreement or any other Covered Agreement, neither Company nor any Subsidiary will be required to disclose any information to Parent or any of its Representatives if such disclosure would: (i) in the reasonable discretion of Company cause significant competitive harm to Company or any Subsidiary and their respective businesses if the transactions contemplated by this Agreement and the other Covered Agreements are not consummated; (ii) based on advice of counsel, jeopardize any attorney-client or other privilege; or (iii) based on advice of counsel, contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided, Company shall inform Parent as to the general nature of the information withheld as a result of the foregoing.  Prior to the Closing, without the prior written consent of Company (which consent may not be unreasonably withheld, conditioned or delayed), neither Parent nor its Representatives will contact any employee (other than individuals set forth on Schedule 5.2 or their designees from time to time) of, suppliers to, or customers of, Company or any Subsidiary regarding the transactions contemplated by this Agreement and the other Covered Agreements and neither Parent nor its Representatives will have any right to perform invasive or subsurface investigations of the Owned Real Property or Leased Real Property.  Any investigation pursuant to this Section 5.2 will be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or any Subsidiary.

b.                                      Confidentiality.  Parent will, and will cause Merger Sub, its other Affiliates and their respective Representatives to, abide by the terms of the Existing Confidentiality Agreement, which will survive the termination of this Agreement in accordance with the terms set forth therein.

5.3                               Shareholder Consent.

a.                                      Written Consent.  Company will use its commercially reasonable best efforts to obtain, within One (1) Business Day following the execution and delivery of this Agreement, the Requisite Company Vote pursuant to the written consent of Shareholders owning at least Two-Thirds (2/3) of the outstanding voting Shares, in substantially the form attached hereto as Exhibit H (the “Written Consent”).  Promptly following receipt of the Written Consent, Company will deliver to Parent a copy of the Written Consent.

b.                                      Appraisal Rights.  Promptly following, but in no event more than Ten (10) days after, receipt of the Written Consent, Company will prepare and mail a notice (the “Shareholder Notice”) to each Shareholder that did not execute the Written Consent.  The Shareholder Notice will: (1) provide each Shareholder to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 623(b) of the BCL; and (2) notify each such Shareholder of his, her or its dissent and appraisal rights pursuant to Section 623 of the BCL.  The Shareholder Notice will: (i) include therewith a copy of Section 623 of the BCL and all such other information as Parent may reasonably request; and (ii) be sufficient in form and substance to start the Twenty (20) day period during which such a Shareholder must demand appraisal of such Shareholder’s Shares as contemplated by Section 623(c) of the BCL.

5.4                               [Intentionally Omitted].

5.5                               No Plant Closing/Mass Layoffs.  For a period of not less than Twelve (12) months following the Closing Date, Parent will not, and will cause the Surviving Corporation and the Surviving Corporation’s Subsidiaries not to, take any action following the Closing that could result in WARN Act Liability relating to employees of the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries.

5.6                               Directors’ and Officers’ Indemnification and Insurance.

a.                                      Assumption of Indemnification Obligations.  Parent and Merger Sub each agrees that all rights to indemnification, advancement of expenses and exculpation by Company or any Subsidiary now existing in favor of each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director of Company or any Subsidiary, or who is an heir or legal representative of any such Person (each a “D&O Indemnified Party”), as provided in the Charter Documents of Company or any Subsidiary, in each case as in effect on the date of this Agreement or pursuant to any other Contracts in effect on the date hereof, will: (1) be assumed by the Surviving Corporation in the Merger, without further action at the Effective Time; and (2) survive the Merger and remain in full force and effect in accordance with their terms, and, if any Action is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

b.                                      Continuation of Indemnification Rights. For Six (6) years after the Effective Time, to the fullest extent permitted under Applicable Law, Parent and the Surviving Corporation (the “D&O Indemnifying Parties”) jointly and severally will: (1) indemnify, defend and hold harmless each D&O Indemnified Party against all Damages arising, in whole or in part, out of any action or omission in their capacity as such occurring at or prior to the Effective Time

(including in connection with the transactions contemplated by this Agreement and the other Covered Agreements); and (2) reimburse each D&O Indemnified Party for any legal or other expenses reasonably incurred by such D&O Indemnified Party in connection with investigating or defending any such Damages as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such D&O Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified under Applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

c.                                       Tail Insurance.  For a period of not less than Six (6) years following the Closing Date, Parent will, or cause the Surviving Corporation to, maintain and fully pay for “tail” insurance policies with a claims period of at least Six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of Company or its Subsidiaries as Company’s and its Subsidiaries’ existing policies with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement and the other Covered Agreements) (the “D&O Tail Policy”); provided, however, that in connection with this Section 5.6c, neither the Surviving Corporation nor Parent shall pay a premium in excess of Three Hundred Percent (300%) of the last annual premium paid by Company or its Subsidiaries under their existing policies (which annual premium is set forth in Schedule 5.6c).  It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then Parent shall, or cause the Surviving Corporation to, obtain the maximum amount of coverage as may be obtained for such amount.  During the term of the D&O Tail Policy, Parent will not (and will cause the Surviving Corporation not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, however, that Parent or the Surviving Corporation may substitute such D&O Tail Policy with other policies with at least the same coverage and amount and containing terms and conditions that are not less advantageous to any beneficiaries thereof.

d.                                      Survival.  The obligations of Parent and the Surviving Corporation under this Section 5.6 will survive the consummation of the Merger and will not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.6 applies without the consent of such affected D&O Indemnified Party, it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.6 applies will be third-party beneficiaries of this Section 5.6, each of whom may enforce the provisions of this Section 5.6.

e.                                       Successors.  If Parent, the Surviving Corporation, any Subsidiary or any of their respective successors or assigns: (1) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (2) transfers all or substantially all of its properties and assets to any Person; then, and in either such case, proper provision will be made so that the successors and assigns of Parent, the Surviving Corporation or such Subsidiary, as the case may be, will assume all of the obligations set forth in this Section 5.6.  The agreements and covenants contained herein will not be deemed to be exclusive of any other rights to which any indemnified party is entitled, whether pursuant to Applicable Law, contract or otherwise.  Nothing in this Agreement or any other Covered Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, any Subsidiary or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.6 is not prior to, or in substitution for, any such claims under any such policies.

5.7                               Government Approvals and Consents.

a.                                      Generally.  Each Party will, as promptly as reasonably practicable, use its reasonable best efforts to obtain, or cause to be obtained, all Consents, authorizations, orders and approvals from all Government Entities that may be or become necessary for its execution and delivery of this Agreement and any other Covered Agreement to which it is a party and the performance of its obligations hereunder and thereunder.  Each Party will cooperate fully with the other Parties and their Affiliates in promptly seeking to obtain all such Consents, authorizations, orders and approvals. The Parties will not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required Consents, authorizations, orders and approvals.

b.                                      Filings.  Without limiting the generality of Parent’s undertakings pursuant to Section 5.7a, each Party will use its reasonable best efforts to:

(1)                                 as promptly as reasonably practicable, but in no event later than Twenty (20) Business Days after the date hereof, make or cause to be made all filings and submissions under the HSR Act and any other Applicable Law, including any Applicable Law of any foreign Government Entity, as may be required of Parent, Company, any subsidiary of any Party, or the Shareholders for the consummation of the transactions contemplated hereby, and Parent shall be responsible for all filing fees under the HSR Act and such other Applicable Law;

(2)                                 coordinate and cooperate with the other Parties in exchanging such information and assistance as Company may reasonably request in connection with any of the foregoing;

(3)                                 comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational) (collectively, the “Antitrust Authorities”);

(4)                                 cooperate in good faith with the Antitrust Authorities and undertake as promptly as reasonably practicable any and all action required to complete lawfully the transactions contemplated by this Agreement;

(5)                                 not extend any waiting period under the HSR Act or enter into any agreement with any Antitrust Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Company; and

(6)                                 commit to take all steps that it is capable of taking to avoid or eliminate impediments under any antitrust, competition or trade regulation Applicable Law that may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement so as to enable the consummation thereof as promptly as reasonably practicable and will defend through litigation on the merits any claim asserted in any court by any party, including appeals.

c.                                       Efforts.  Without limiting the generality of Parent’s undertakings pursuant to Section 5.7a, Parent will propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or its Affiliates or, effective as of the Closing, Company or the Subsidiaries or otherwise commit to take any action that it is capable of taking, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its Affiliates, Company or the Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement; provided, however, that the Parties understand and agree that, notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate Parent or Merger Sub or any of their respective Affiliates to, and Company shall not without the written consent of Parent, take or commit to take any action, including: (1) any sale, divesture, disposition, holding separate, license or other action that limits in any respect its freedom of action with respect to any of its or Company’s or any of their respective Affiliate’s businesses, assets, properties, products, rights, services, licenses or any interests or interests therein; or (2) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Government Entity; that, individually or in the aggregate, would result in a Material Adverse Effect or a material adverse effect on the business of Parent and its subsidiaries taken as a whole.

d.                                      Disclosure.  Each Party will: (1) promptly notify the other Parties of any written communication from any Antitrust Authority or any other Government Entity and, subject to Applicable Law, permit the other Parties to review in advance any proposed written communication to any of the foregoing; (2) not agree to participate in any substantive meeting or discussion with any Government Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Government Entity, gives Company the opportunity to attend and participate thereat; and (3) promptly furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between a Party and its Affiliates and their respective Representatives on the one hand, and any Government Entity or members or their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby.

5.8                               Existing Confidentiality Agreement.  Notwithstanding anything contained herein to the contrary, that certain Confidentiality Agreement between Company and Parent, dated October 29, 2015 (the “Existing Confidentiality Agreement”), a copy of which is attached hereto and made a part hereof as Exhibit I, will govern the disclosure of confidential or proprietary information between or among the Parties prior to the Closing as if Company, Parent and Merger Sub were parties thereto and will survive in accordance with its terms and continue to bind Company, Parent and Merger Sub after the execution and delivery of this Agreement, to the extent and for so long as may be necessary to give effect to any surviving rights, duties and obligations of Company, Parent and Merger Sub pursuant to the Existing Confidentiality Agreement, subject to any applicable statutes of limitation.

5.9                               Tax Matters.

a.                                      Filing of Tax Returns; Payment of Taxes.

(1)                                 Company (prior to the Closing) or the Shareholder Representative Group (after the Closing) will prepare and file or cause to be prepared and filed all Tax Returns that are required to be filed by or with respect to Company and any of its Subsidiaries for Pre-Closing Tax Periods.  Subject to the rights to payment from the Shareholders under Section 5.9a(3), Company will pay or cause to be paid any Taxes shown due thereon.  Such Tax Returns will be prepared in a manner consistent with past practice, except as otherwise required by Applicable Law.  The Shareholder Representative Group will furnish to Parent a draft of each such Tax Return, for review, comment and approval (with such approval not to be unreasonably withheld, conditioned or delayed), no later than Thirty (30) days before the due date for filing such Tax Return (including extensions thereof).

(2)                                 Parent will prepare and file or cause to be prepared and filed all Tax Returns of or with respect to Company and any of its Subsidiaries for Straddle Periods.  Such Tax Returns will be prepared in a manner consistent with past practice, except as otherwise required by Applicable Law and following the allocation methodology set forth in Section 5.9d. Parent will furnish a draft of each such Tax Return to the Shareholder Representative Group for review, comment and approval (with such approval not to be unreasonably withheld, conditioned or delayed) not later than

Thirty (30) days before the due date for filing such Tax Return (including extensions thereof), together with a statement setting forth the amount of Taxes for which Shareholders are responsible pursuant to Section 5.9b (the “Tax Statement”).  Subject to the rights to payment from the Shareholders under Section 5.9a(3), Company will pay or cause to be paid any Taxes shown due thereon.

(3)                                 Not later than Five (5) days before the due date for the payment of Taxes with respect to any Tax Return covered by Sections 5.9a(1) or 5.9a(2), and notwithstanding any dispute as to the Tax Statement, the Shareholders will pay to Parent, out of the Indemnification Escrow Fund, an amount equal to the Taxes shown on the Tax Statement as being the responsibility of the Shareholders under Section 5.9b; provided that the Shareholders will not be required to pay any such Tax to the extent of the amount of such Tax that was specifically taken into account as a Current Liability in determining Net Working Capital as of immediately prior to the Effective Time.  No payment pursuant to this Section 5.9a(3) will excuse the Shareholders from their indemnification obligations pursuant to Section 5.9b if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns that are the responsibility of Shareholders exceeds the amount of any payments by Company and its Subsidiaries or Shareholders under this Section 5.9a. If, as a result of a Tax audit of: (1) Company’s 2012 C-Corporation U.S. federal income Tax Return and state income, franchise or composite Tax Return; or (2) Company’s New York State franchise/income Tax Return for calendar years 2013, 2014 or 2015 or the short year commencing January 1, 2016 and ending on the Closing Date (each, a “Tax Audit”), the amount of Taxes ultimately determined by the applicable Government Entity as due in respect of any such audited Tax Return shows that Company has overpaid the amount of Taxes for which Company is responsible, upon the actual receipt by Parent or Company of a cash Tax refund or an actual reduction in cash Taxes (calculated on a with and without basis) payable in the Tax period that includes the Closing Date or the Two (2) succeeding taxable years, such excess (net of any Taxes and all costs and expenses incurred in connection therewith) will be refunded to the Shareholder Representative Group by Parent for distribution to the Shareholders in accordance with their respective Participation Percentages not later than Thirty (30) days after Parent or Company actually receives such refund or actually realizes such reduction. Notwithstanding any other provision in this Agreement, Shareholders shall not be entitled to recover any Tax benefit arising from any Tax Audit more than once.

b.                                      Tax Indemnification.  From and after the Closing, the Shareholders will severally (in accordance with their respective Participation Percentages), and not jointly, subject to the limitations set forth in Section 7.4, indemnify, defend and hold Company and its Subsidiaries and Parent Indemnitees harmless from and against, and pay to the applicable indemnified parties, out of the Indemnification Escrow Fund: (1) Taxes of Company and its Subsidiaries for: (x) any Pre-Closing Tax Period; and (y) the portion of any Straddle Period ending on the Closing Date (allocated, with respect to a Straddle Period, as provided in Section 5.9d); (2) the amount of any Taxes (as a result of Treasury Regulation 1.1502-6 or any analogous provision of Applicable Law or otherwise) of any Person that is or has ever been affiliated with Company or any of its Subsidiaries or with whom Company or any of its Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary, aggregate or similar Tax Return, prior to the Closing Date; and (3) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which Company or any of its Subsidiaries was obligated, or was a party, on or prior to the Closing Date; provided, however, that in each case, the Shareholders will not have any such obligation to the extent such Taxes were specifically taken into account as a Current Liability in determining Net Working Capital as of immediately prior to the Effective Time. Shareholders’ duty to indemnify, defend and hold Company and Parent Indemnitees harmless as set forth above in this Section 5.9b will survive the Closing until Sixty (60) days after the date of the expiration of the applicable statute of limitations (as extended under Applicable Law) for assessment of the relevant Tax, but in no event for a period of more than Five (5) years from the Closing Date; provided that any claim for which notice has been given pursuant to Section 5.9c prior to such date shall survive until such claim has been finally resolved.

c.                                       Tax Contests.

(1)                                 If a written notice of deficiency, audit, examination claim, litigation or other administrative or court proceeding, suit or dispute with respect to Taxes of Company is received by Parent, Company or any Subsidiary for which Shareholders may be liable pursuant to Section 5.9b (a “Tax Claim”), Parent will give the Shareholder Representative Group prompt written notice of such Tax Claim.  The failure to give such prompt written notice will not release, waive or otherwise affect the Shareholders’ obligations with respect thereto except to the extent that the Shareholders are actually prejudiced as a result of such failure.

(2)                                 The Shareholders will have the right, at their expense, to represent the interests of Company in any Tax Claim for any Pre-Closing Tax Period; provided that: (a) the Shareholder Representative Group will keep Parent reasonably informed and consult in good faith with Parent before taking any action with respect to the conduct of such Tax Claim; (b) the Shareholder Representative Group will provide Parent with copies of all correspondence, notices and other written material received from any Government Entity with respect to such Tax Claim and will otherwise keep Parent apprised of substantive developments with respect to such Tax Claim; (c) the Shareholder Representative Group will provide Parent with a copy of, and an opportunity to review and comment on, all submissions made to a Government Entity in connection with such Tax Claim (provided that in no event shall Parent’s review and comment cause any submission to be delayed or untimely); and (d) the Shareholder Representative Group will not agree to a settlement or compromise thereof without the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed.  Notwithstanding the above, Parent, and counsel of its own choosing, shall have the right, at Parent’s sole cost and expense, to participate fully in all aspects of the prosecution or defense of any such Tax Claim if Parent reasonably determines that such Tax Claim could adversely affect Parent, Company or their respective Affiliates in a material manner for any taxable period, or portion thereof, beginning after the Closing Date.

(3)                                 Parent will have the right to represent the interests of Company in any Tax Claim for any Straddle Period; provided that: (a) Parent will keep the Shareholder Representative Group reasonably informed and consult in good faith with the Shareholder Representative Group before taking any action with respect to the conduct of such Tax Claim; (b) Parent will provide the Shareholder Representative Group with copies of all correspondence, notices and other written material received from any Government Entity with respect to such Tax Claim and will otherwise keep the Shareholder Representative Group apprised of substantive developments with respect to such Tax Claim; (c) Parent will provide the Shareholder Representative Group with a copy of, and an opportunity to review and comment on, all submissions made to a Government Entity in connection with such Tax Claim (provided that in no event shall Shareholder Representative Group’s review and comment cause any submission to be delayed or untimely); and (d) neither Parent nor Company will agree to a settlement or compromise thereof without the prior written consent of the Shareholder Representative Group, which consent will not be unreasonably withheld, conditioned or delayed.  The expense of representing the interests of Company in any such Tax Claim shall be borne by Parent and the Shareholders in the same proportion as the Tax Liability as determined in Section 5.9d below.  Notwithstanding the above, Shareholders, and counsel of their own choosing, shall have the right, at Shareholders’ sole cost and expense, to participate fully in all aspects of the prosecution or defense of any such Tax Claim if Shareholders reasonably determine that such Tax Claim could adversely affect the Shareholders in a material manner for any Straddle Period, or portion thereof.

(4)                                 Parent and Company will execute and deliver to the Shareholder Representative Group or a Person designated by the Shareholder Representative Group such powers of attorney as may be necessary to give effect to this Section 5.9c.

d.                                      Straddle Period Tax Allocation.  For purposes of this Agreement, Taxes of Company and its Subsidiaries that are for any Straddle Period will: (1) in the case of any Taxes other than Taxes based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period; and (2) in the case of Taxes based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the relevant taxable period ended on and included the Closing Date.

e.                                       Assistance and Cooperation.  After the Closing Date, the Shareholder Representative Group, on the one hand, and Parent, on the other hand, will (and will cause their respective Affiliates to): (1) reasonably assist the other Party or Parties, as the case may be, in preparing any Tax Returns that such other Party or Parties, as the case may be, are responsible for preparing and filing in accordance with Section 5.9a; (2) reasonably cooperate in responding to any inquiries from or preparing for any audits of, or any disputes with a Government Entity regarding, any Taxes or Tax Returns of Company and its Subsidiaries; and (3) make available to the other Party or Parties, as the case may be, as reasonably requested, all information, records and documents in its possession relating to Company and its Subsidiaries that may be relevant to any Tax Return, audit or examination, proceeding or determination of Company and its Subsidiaries for any Pre-Closing Tax Period or Straddle Period and to any Government Entity, as reasonably requested by the Shareholder Representative Group or Parent, all information, records, and documents relating to Taxes of Company and its Subsidiaries for any Pre-Closing Tax Period or Straddle Period.

f.                                        Disputes.  Any dispute between or among the Parties as to any matter covered by this Section 5.9 will be resolved as follows:

(1)                                 Parent and Shareholder Representative Group will in good faith attempt to negotiate a prompt resolution of such dispute;

(2)                                 if Parent and the Shareholder Representative Group are unable to negotiate a resolution of such dispute within Thirty (30) days, the dispute will be submitted to the Independent Accountant;

(3)                                 the Independent Accountant will: (a) resolve the dispute in a fair and equitable manner, based solely on presentations by Parent and the Shareholder Representative Group and not by independent review, and in accordance with Applicable Law and the provisions of this Agreement; and (b) render a written report as to the resolution of the dispute within Thirty (30) days after the Parties have submitted the dispute to the Independent Accountant.  The decision of the Independent Accountant will be final, binding and non-appealable on the Parties, absent fraud or computational errors, and no Party will seek further recourse to courts, other tribunals or otherwise, other than to enforce the final determination of the Independent Accountant.  Judgment may be entered to enforce the final determination of the Independent Accountant in any court having proper jurisdiction;

(4)                                 any payment to be made as a result of the resolution of such dispute will be made, and any other action taken as a result of the resolution of such dispute will be taken, on or before the Fifth (5th) day following the date on which the dispute is resolved (except that if the resolution requires the filing of an amended Tax Return, such amended Tax Return will be filed within Thirty (30) days following the date on which the dispute is resolved); and

(5)                                 the fees and expenses of the Independent Accountant will be paid Fifty Percent (50%) by Parent and Fifty Percent (50%) by the Shareholders (from the Indemnification Escrow Fund).

g.             Tax Treatment of Indemnity Payments.  Any indemnity payment made pursuant to Section 5.9b or Article 7 will be treated as an adjustment to the Aggregate Merger Consideration for all federal, state, local and foreign income Tax purposes, to the extent permissible under Applicable Law.

h.             Tax Benefits Associated with Transaction Expenses.  The Parties acknowledge and agree that: (1) any Tax deductions arising from amounts actually paid by Company on or prior to the Closing Date associated with: (a) the Transaction Expenses; and (b) any bonuses or other compensatory payments made as a result of the Merger or other transactions contemplated by this Agreement and the other Covered Agreements will be: (i) for the sole benefit of Company (and the Shareholders in their capacity as equity holders of Company); and (ii) allocated to (and deemed to have been incurred in) the applicable Pre-Closing Tax Periods ending on the day before the Closing Date or portions of the applicable Straddle Periods ending on the Closing Date, in each case to the extent permitted by Applicable Law; and (2) to the extent such Tax deductions are included on Company’s Tax Return for the applicable Pre-Closing Tax Periods ending on the day before the Closing Date or portions of the applicable Straddle Period ending on the Closing Date, the Shareholders, as shareholders of Company as an S corporation for U.S. federal and state income tax purposes during such Pre-Closing Tax Periods or portions of Straddle Periods, will be entitled to such Tax deductions to the extent such Tax deductions “flows-through” to Shareholders for U.S. federal, state and local income Tax purposes and are permitted by Applicable Law, to be allocated among the Shareholders in accordance with their respective Participation Percentages.  Further, if all or any portion of the Transaction Expenses or bonus or other compensatory payments referred in Sections 5.9h(1)(a) and (b) are required to be capitalized or accrued on the books of Company and Parent or Company actually realizes a Tax benefit (calculated on a with and without basis) attributable to the amortization, depreciation or deduction of such amounts in the Tax period that includes the Closing Date or the Two (2) succeeding taxable years, then Parent or Company will pay to the Shareholders the amount of such Tax benefit no later than Thirty (30) days after Parent or Company actually realizes such Tax benefit.

i.              Amended Tax Returns.

(1)                                 The Shareholder Representative Group shall have the right to prepare or cause to be prepared, at its sole cost and expense, pursuant to the procedures set forth in Section 5.9a(1), any amended Tax Return of Company or claim for refund of Taxes on behalf of Company, in each case for any Pre-Closing Tax Period, provided that the Shareholder Representative Group will not, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), make or cause to be made, any such filing.

(2)                                 Any amended Tax Return of Company or claim for Tax refund on behalf of Company for the benefit of Parent and/or the Shareholders in each case for any Straddle Period will be prepared, or caused to be prepared, pursuant to the procedures set forth in Section 5.9a(2) only by Parent.  Parent will not, without the prior written consent of the Shareholder Representative Group (which consent will not be unreasonably withheld, conditioned or delayed), make or cause to be made, any such filing, to the extent such filing could increase the Tax Liability of the Shareholders for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date.  Parent will reasonably cooperate with the Shareholder Representative Group to file any claim for a Tax refund of Company for a Pre-Closing Tax Period or Straddle Period.

(3)                                 Other than as required by Applicable Law or in the Ordinary Course of Business, Parent will not, and will cause Company not to, make any Tax election in a taxable period beginning after the Closing Date or portion of a Straddle Period beginning after the Closing Date that has retroactive effect to any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date without the prior written consent of the Shareholder Representative Group (which consent will not be unreasonably withheld, conditioned or delayed), to the extent such Tax election could increase the Tax Liability of the Shareholders for Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date.

j.              Certain Taxes.   All transfer, documentary, sales, use, stamp, registration and other similar Taxes (including any penalties and interest) incurred in connection with this Agreement will be paid by Parent when due, and Parent or Company will, at their own respective expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes, and, if required by Applicable Law, the Shareholders will join in the execution of any such Tax Returns and other documentation.

k.             Additional Tax Covenants.

(1)                                 Parent covenants that without obtaining the prior written consent of the Shareholder Representative Group, which consent shall not be unreasonably withheld, conditioned or delayed, it will not, and will not cause or permit Company, Subsidiary or any Affiliate of Parent, Company or any Subsidiary, to: (a) take any action on or after the Closing Date other than as required by Applicable Law or in the Ordinary Course of Business that could give rise to any Tax Liability of the Shareholders or any indemnification obligation of the Shareholders under Section 5.9b; or (b) other than as required by Applicable Law, make or change any material Tax election for any Pre-Closing Tax Period or Straddle Period or amend any Tax Return for any Pre-Closing Tax Period or Straddle Period, in each case if such action could have the effect of increasing the Tax Liability of the Shareholders with respect to any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date.

(2)                                 After the Closing Date, Parent and Company will not, without obtaining the prior written consent of the Shareholder Representative Group, which consent shall not be unreasonably withheld, conditioned or delayed, agree to the waiver or any extension of the statute of limitations relating to any Taxes of Company for any Pre-Closing Tax Period or any Straddle Period other than in the Ordinary Course of Business.

(3)                                 The Shareholders will have the right to: (a) any refunds of Taxes for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date; or (b) any credits actually realized against Taxes in lieu of refunds described in clause (a), except, in each case, to the extent any such amount was taken into account as a Current Asset in determining Net Working Capital as of immediately prior to the Effective Time or to the extent any such amount is attributable to the carryback of a Tax attribute (including net operating losses, net capital losses, or tax credits) arising in a taxable period beginning after the Closing Date or portion of a Straddle Period beginning after the Closing Date.  Parent will pay (or cause to be paid) such amounts net of: (i) any Taxes of Parent, Company or any of its Subsidiaries attributable to such Tax refund; and (ii) any reasonable costs and expenses incurred by Parent, Company or any of its Subsidiaries in obtaining such Tax refund, to the Shareholders no later than Thirty (30) days after the receipt or realization by Company of such Tax refunds or credits.

(4)                                 No Party will make an election pursuant to Section 336, 338(g) or 338(h)(10) of the Code for Company or any Subsidiary with respect to the transactions that are the subject of this Agreement.

l.              Post-Closing Tax Benefits. If: (1) pursuant to Section 5.9b, Shareholders pay an incremental Tax for a Pre-Closing Tax Period as a result of an adjustment by a Government Entity of a Tax Return of Company for such Pre-Closing Tax Period; and (2) as a result of such adjustment, Parent or Company actually realizes a Tax benefit (including a refund, credit or reduction in Tax) (calculated on a with and without basis) arising from the payment of such incremental Tax in the Tax period that includes the Closing Date or the Two (2) succeeding taxable years; then Parent or Company will pay the amount of such Tax benefit, net of all costs, Taxes and expenses incurred or imposed on Parent or Company in connection therewith, to the Shareholder Representative Group for the benefit of the Shareholders within Thirty (30) days after actually realizing such Tax benefit.

5.10        Books and Records.   In order to facilitate the resolution of any claims made against or incurred by the Shareholders prior to the Closing or for any other reasonable purpose, for a period of Seven (7) years after the Closing, Parent shall cause the Surviving Corporation to:

a.             retain the books and records (including personnel files) of Company and the Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Company and the Subsidiaries; and

b.             upon reasonable notice and at the requesting Shareholder’s sole expense, afford such Shareholder reasonable access (including the right to make, at the expense of such Shareholders, photocopies), during normal business hours, to such books and records of Company and its Subsidiaries relating to the period prior to the Closing, subject to such Shareholder executing a customary confidentiality agreement.

5.11        Employee Benefits.

a.             For a period of not less than One (1) year following the Effective Time, Parent will cause the Surviving Corporation to continue to provide employees of Company or any Subsidiary who are in the employment of Company or any Subsidiary immediately prior to the Effective Time: (1) an annual base salary or hourly wage rate at least equal to the amount that was being paid to each such employee as of the day immediately prior to the Effective Time; and (2) welfare and retirement benefits (excluding equity-based compensation, defined benefit plan benefits and retiree medical benefits) that are in the aggregate, no less favorable than the welfare and retirement benefits (excluding equity-based compensation, defined benefit plan benefits and retiree medical benefits) in effect for employees of Company and its Subsidiaries as of the day immediately prior to the Effective Time.  With respect to Benefit Plans providing benefits to employees of the Surviving Corporation and its Subsidiaries following the Effective Time, Parent will use commercially reasonable efforts required so that: (i) such employees will receive service credit for their employment with Company and its Subsidiaries for all purposes, other than benefit accruals under a defined benefit pension plan, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plan in which such employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service; and (ii) such plans waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements and will give such employees credit under the new coverages or benefit plans for deductibles, co-insurance and out-of-pocket payments that have been paid during the plan year in which such coverage or plan modification occurs, except to the extent the consent of a third party, such as an insurer, is required and such consent cannot be obtained through reasonable efforts.  From and after the Closing Date, Parent will, and will cause the Surviving Corporation to, honor and pay all compensation or other payments of any kind under (without modification, unless such modification is mutually agreed to in writing by the parties thereto) each agreement listed on Schedule 5.11a, and the Shareholders will have no Liability to Parent or the Surviving Corporation for any such payments.  No individual who is a Shareholder immediately prior to the Closing Date shall have a right to payments or benefits from any Benefit Plan on and after the Closing Date unless the individual is otherwise eligible to participate in any such Benefit Plan as an eligible employee or dependent of an eligible employee, as determined in accordance with the terms of such Benefit Plan.

b.             The provisions of this Section 5.11 are solely for the benefit of the Parties, and no employee of Company, Parent or any of their respective Affiliates (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.11 shall create such rights in any such Persons. Subject to any requirement of Applicable Law, except as otherwise provided in this Section 5.11, nothing herein shall: (1) guarantee employment for any period of time or preclude the ability of Parent, Company or their respective Affiliates to terminate the employment of any employee at any time and for any reason; (2) require Company, Parent or any of their respective Affiliates to continue any Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing; or (3) amend any Benefit Plan or other employee benefit plans or arrangements.

5.12        Closing Conditions.  From the date hereof until the Closing, each Party will use commercially reasonable efforts to take such actions as are necessary, proper or advisable in order to consummate and make effective the transactions contemplated hereby (including satisfaction, but not waiver, of the closing conditions set forth in Article 6 and receipt of all required third party consents).

5.13        Public Announcements.  No Party will make any public announcement in respect of this Agreement or any other Covered Agreement or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of each other Party (which consent will not be unreasonably withheld, conditioned or delayed), and the Parties will cooperate as to the timing and contents of any such announcement; provided, however, for the avoidance of doubt, the Parties will not be precluded from communicating with their directors, officers, shareholders, employees and other Representatives, who have a need to know the information and who agree to keep such information confidential, with respect to this Agreement, any other Covered Agreement or the transactions contemplated hereby or thereby; and provided, further, the foregoing shall not prevent any of the Parties from disclosing such information, based upon advice of counsel to such Party, to the extent such disclosure is required by Applicable Law, by rules and regulations of any stock exchange on which such Party’s securities are listed, by Government Order or by subpoena, summons or legal process.

5.14        Non-Recourse.  Except as provided in Section 5.9b and Article 7 in the case of the Shareholders, this Agreement may be enforced only against, and any Action based on, in respect of, or by reason of, the transactions contemplated hereby, may be commenced, only against the Persons that are expressly identified as Parties to this Agreement in their capacities as such and no past, present or future director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate or Representative of any Party shall have any Liability for any obligations or Liabilities of the Parties under this Agreement or any other agreements or transactions contemplated hereby or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.  Any certificate or certification contemplated by this Agreement and executed by an officer of a Party will be deemed to have been delivered only in such officer’s capacity as an officer of such Party (and not in his or her individual capacity) and will not entitle any Party to assert a claim against such officer in his or her individual capacity.

5.15        Exclusivity.  From the date hereof through the Closing Date, Company will not, and will direct each of its Affiliates, directors, officers, Shareholders, employees and Representatives not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any non-public information to, any Person (other than Parent, Merger Sub or their respective Affiliates and Representatives) concerning any merger, sale of substantial assets, sale of Shares, equity interests or similar transactions involving Company or any of its Subsidiaries or enter into any agreement with respect thereto.

5.16        Further Assurances.  At and after the Effective Time, each Party will, as and when reasonably requested, execute and deliver any deeds, bills of sale, assignments or assurances or other documents or instruments and take and do any other actions and things as any other Party may reasonably deem necessary or desirable to carry out the intent and purpose of this Agreement.

5.17        Related Party Transaction. Except for those Related Party Transactions set forth on Schedule 5.17, Company and its Subsidiaries shall take, or cause to be taken, all actions necessary to terminate with respect to Company or any Subsidiary, prior to the Closing, any Related Party Transactions, including those identified on Schedule 3.21, without any payment by Parent, Merger Sub or any of their Affiliates or resulting obligations or Liabilities of Parent, Merger Sub or any of their Affiliates. Company and its Subsidiaries shall take all actions necessary to cause all Persons (other than Company and its Subsidiaries) to cease being participating employers under all Benefit Plans, effective no later than the Closing Date. Company shall provide reasonable evidence of such termination, and neither Parent, the Surviving Corporation nor the Surviving Corporation’s Subsidiaries shall have any Liability after the Closing with respect to any Related Party Transactions, except for those Related Party Transactions set forth on Schedule 5.17.

5.18        Financing.

a.             Parent shall use its reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its reasonable best efforts to: (1) maintain in effect the Debt Commitment Letter; (2) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein or on other terms that are no less favorable to Parent than those contained in the Financing Agreements; and (3) taking into account the expected timing of the Marketing Period, satisfy on a timely basis all conditions applicable to Parent to obtaining the Debt Financing that are within Parent’s control.  In the event that all conditions contained in the Debt Commitment Letter have been satisfied (or upon funding will be satisfied), Parent shall use its reasonable best efforts to timely cause the Lender to fund the Debt Financing at the Closing.

b.             Parent shall not, without the prior written consent of Company: (1) terminate the Debt Commitment Letter, unless the Debt Commitment Letter is replaced in a manner consistent with the following clause (2); or (2) permit any amendment or modification to, or any waiver of, any provision or remedy under, or replace, the Debt Commitment Letter if such amendment, modification, waiver or replacement: (x) would (1) add any new condition to the Debt Financing Commitment (or modify any existing condition in a manner adverse to Parent) or otherwise that would be reasonably expected to materially and adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period)) the ability of Parent to consummate the transactions contemplated by this Agreement and the other Covered Agreements; or (2) taking into account the expected timing of the Marketing Period, be reasonably expected to make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur; (y) reduces the aggregate amount of the Debt Financing to an amount such that the transactions contemplated hereby or by the other Covered Agreements could not be consummated; or (z)  taking into account the expected timing of the Marketing Period, would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement and the other Covered Agreements; provided that, notwithstanding the foregoing, it is hereby understood and agreed that Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof and provide such lenders, lead arrangers, bookrunners, syndication agents or similar entities with consent rights with respect to existing conditions to the consummation of the Debt Financing to the extent that the commitments in the aggregate of the lenders to provide the Debt Financing are not reduced as a result of any such amendment.  Parent shall promptly deliver to Company copies of any amendment, modification, waiver or replacement of any Debt Financing

Commitment or of any fee or other letter or agreement relating thereto.  Upon any such amendment, supplement, modification or replacement of the Debt Financing Commitment in accordance with this Section 5.18b, the term “Debt Financing Commitment” shall mean the Debt Financing Commitment so amended, supplemented, modified or replaced.

c.             In the event that any portion of the aggregate amount of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall: (1) promptly notify Company in writing of such unavailability and, to the knowledge of the Parent, the reason therefor; and (2) use its reasonable best efforts to obtain, at its sole expense, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative financing (in an amount sufficient to enable the transactions contemplated hereby and by the other Covered Agreements to be consummated) from the same or other sources and on terms and conditions no less favorable in any respect to Parent (including with respect to the matters described in clauses (x), (y) and (z) of Section 5.18b) than such unavailable Debt Financing.  For the purposes of this Agreement, the terms “Debt Commitment Letter”, “Debt Financing Commitment” and “Fee Letter” shall be deemed to include any commitment letter (or similar agreement) or commitment or any fee letter referred to in such commitment letter with respect to any alternative financing arranged in compliance with this Section 5.18c (and any Debt Commitment Letter, Debt Financing Commitment and Fee Letter remaining in effect at the time in question).

d.             Parent shall provide Company with prompt oral and written notice: (1) of: (x) any breach or default by any party to the Debt Commitment Letter or the Definitive Agreements of which Parent has knowledge or any termination of the Debt Commitment Letter; or (y) any material dispute or disagreement between Parent, on the one hand, and the Lender, on the other hand, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing; and (2) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the aggregate amount of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Commitment Letter or the Definitive Agreements; provided, however, that in no event will Parent be under any obligation to disclose any information pursuant to clauses (x) or (y) that is, based on advice of counsel, subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Parent shall keep Company reasonably informed on a current basis (and in any event at Company’s reasonable request) of the status of its efforts to consummate the Debt Financing.

e.             Prior to the Closing, Company shall use its commercially reasonable efforts to, and to cause each of its Subsidiaries and Representatives to, use commercially reasonable efforts, to provide such necessary and customary cooperation as may be reasonably requested by Parent in connection with:

(1)                                 causing the conditions applicable to Company in the Debt Commitment Letter that are within Company’s control to be satisfied; and

(2)                                 arranging, obtaining and syndicating the Debt Financing and consummating the offerings of the New Notes;

in each case to the extent such cooperation involves, as applicable, actions and information relating to Company, its Subsidiaries and the Business that are capable of being undertaken or provided using commercially reasonable efforts, and which efforts include:

(A)                               using commercially reasonable efforts to make available, at reasonable times during reasonable business hours, the management of Company for: (I) participation in calls with Financing Sources; and (II) review of customary and necessary offering memoranda and confidential information memoranda relating to  the Debt Financing; and

(B)                               using commercially reasonable efforts to make available to Parent and Parent’s auditor, KPMG (subject to KPMG’s execution of customary confidentiality agreements), at reasonable times during reasonable business hours, the management and staff of Company who participated in the audit of the Financial Statements and any workpapers relating to the audit of the Financial Statements that Parent or KPMG may reasonably request, solely for the purposes of Parent’s re-audit of the Financial Statements.

f.             Prior to the Closing, Company shall, in connection with the arranging, obtaining and syndicating of the Debt Financing and consummating the offerings of the “Senior Notes” as contemplated by the Debt Commitment Letter (collectively, the “New Notes”), furnish Parent:

(1)                                 with a consolidated balance sheet, statement of income and statement of cash flows as of and for the fiscal quarter ended March 31, 2016, reviewed by KPMG, within Forty-Five (45) days of such quarter end;

(2)                                 with a consolidated balance sheet, statement of income and statement of cash flows as of and for the fiscal quarter ended June 30, 2016, reviewed by KPMG, within Forty-Five (45) days of such quarter end, to the extent that the Closing has not occurred prior to such date; and

(3)                                 a consolidated balance sheet, statement of income and statement of cash flows as of and for the fiscal quarters ended March 31, 2015 and June 30, 2015, reviewed by KPMG;

(in the case of each of (1), (2) and (3), using the same format and scope as is presently used by Company and disclosed to Parent prior to the date hereof) (all such information described in the foregoing (1), (2) and (3), together with the Financial Statements described in Section 3.7a

(which have already been made available to Parent) as re-audited by KPMG, collectively the “Required Information”); provided, however, that, for the avoidance of doubt:

(A) The items described in (1) and (2) above shall not be deemed “Required Information” prior to the date that is Forty-Five (45) days after the related quarter end;

(B) Company shall not be required to incur any Liability (other than the payment of reasonable out-of-pocket costs, subject in all cases to reimbursement by Parent) in connection with the Debt Financing or the New Notes offering prior to the Effective Time;

(C) Prior to the Effective Time, none of Company or its Subsidiaries or Representatives shall be required to enter into any agreement or deliver any certificate, document or other instrument, in connection with the Debt Financing or the New Notes offering;

(D) No obligation of Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed in connection with the Debt Financing, if any, shall be effective until the Effective Time; and

(E) None of Company, its Subsidiaries or any of their respective Representatives shall be required to: (x) pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Parent promptly after written request by Company or incur any other Liability, in each case in connection with the Debt Financing prior to the Closing; or (y) take any action that would unreasonably interfere with the Business of Company and its Subsidiaries or conflict with or violate Company’s organizational documents, Contracts or any Applicable Law.

Nothing contained in this Section 5.18f or otherwise shall require Company or any of its Subsidiaries to be an obligor with respect to the Debt Financing that is prior to the Effective Time or not conditioned on the Closing.  Parent shall, promptly upon request by Company, reimburse Company for all reasonable out-of-pocket costs incurred by Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify, defend and hold harmless Company and its Subsidiaries and their respective Representatives for and against any and all Damages actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.18f and any information utilized in connection therewith (other than information provided in writing by Company or its Subsidiaries specifically for use in connection therewith). Parent acknowledges and agrees that the obtaining of the Debt Financing, or any alternative financing, is not a condition to its obligations to effect the Merger or to consummate the transactions contemplated hereby.

g.             Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.18 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to (1) pay any fees to the Lender in excess of those contemplated in the Debt Commitment Letter and related Fee Letters as of the date hereof, whether to secure waiver of any conditions contained therein or otherwise or (2) amend or waive any of the terms or conditions hereof or under the Debt Financing Commitment.

5.19        Endowed Chair. After the Closing, Parent shall, or cause its subsidiaries to, use reasonable best efforts to establish an endowed chair, funded with an aggregate of $1,000,000, and established in the name of James F. Lally at a college or university mutually agreed by James F. Lally and Parent and for an academic focus of his selection. Parent will offer James F. Lally the opportunity to lead the interaction with the educational institution regarding such program.

5.20        General Employee Bonus Amount. Parent acknowledges that Company has accrued a liability on its books in an amount equal to the General Employee Bonus Amount for the purpose of paying a discretionary bonus to certain employees of Company and its Subsidiaries  within Two and One-Half (2 ½) months of Closing.  At Closing, the Shareholder Representative Group shall provide to Company a list of those employees of Company and its Subsidiaries who shall receive such bonus if employed by Company or any Subsidiary at the time such bonus is paid by Company, and the amount of such bonus that each such employee is to receive, and Parent shall cause Company to pay such amounts pursuant to this Section 5.20 as soon as practicable following such date as is designated by the Shareholder Representative Group, but no later than Two and One-Half (2 ½) months after Closing. If any such employee is not employed by Company or any Subsidiary at the time such bonus is paid by Company, such employee shall not be entitled to such bonus and the amount of such bonus shall be allocated to the remaining employees so identified on a pro rata basis.  The aggregate amount of such bonuses (including all Taxes and other deductions and withholdings therefrom, as required under Applicable Law) shall not exceed the General Employee Bonus Amount.  Such bonus shall be paid to the employees so identified to receive them through Company’s payroll processing company.

ARTICLE 6

CONDITIONS OF CLOSING; CLOSING DELIVERABLES

6.1          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement and the other Covered Agreements will be subject to the fulfillment or Parent’s waiver, at or prior to the Closing, of each of the following conditions:

a.             Representation and Warranties.  Each of the Company Fundamental Representations and the representation and warranty set forth in Section 3.9a shall be true and correct in all respects as of the date hereof and at and as of the Closing as though then made (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date). The representations and warranties of Company contained in Article 3 of this Agreement (other than the Company Fundamental Representations and the representation and warranty set forth in Section 3.9a) shall be true and correct in all respects (without giving effect to any “material”, “materiality” or “Material Adverse Effect”, or similar qualification contained in such representations and warranties) as of the date hereof and at and as of the Closing as though then made (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date), except to the extent the failure to be so true and correct has not resulted in, individually or in the aggregate, a Material Adverse Effect;

b.             Covenants. Company and the Shareholder Representative Group will have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Covered Agreements to which it is a party to be performed or complied with by it prior to or on the Closing Date;

c.             No Actions. No Action will have been commenced against Parent, Merger Sub or Company that would prevent the Closing.  No injunction or restraining order will have been issued by any Government Entity, and be in effect, that restrains or prohibits any transaction contemplated by this Agreement or any other Covered Agreement;

d.             Consents. All Consents listed on Schedules 3.4b and 3.4c will have been received;

e.             Appraisal Rights. After Twenty (20) days have passed since the mailing of the Shareholder Notice, Shareholders holding no more than Ten Percent (10%) of the outstanding Shares as of the Effective Time shall have elected to, shall continue to have a contingent right to, exercise dissenters’, appraisal or similar rights under Section 623 of the BCL with respect to their Shares; provided, however, any Shareholder who has not perfected (or who has withdrawn) his, her or its appraisal rights pursuant to Section 623 of the BCL prior to the expiration of the deadline for appraisal or dissenter’s rights under the BCL shall not be deemed to have any such contingent rights;

f.             Material Adverse Effect. Since the date of this Agreement, no event, condition, change, development, circumstance, effect or state of facts shall have occurred that constitutes a Material Adverse Effect;

g.             Pre-Closing Deliverables. Company will have delivered to Parent and the Exchange Agent at least Three (3) Business Days prior to the Closing Date, the following:

(1)                                 the Shareholder List;

(2)                                 the Merger Consideration Spreadsheet;

(3)                                 the Transaction Expense Certificate setting forth the true, correct and complete calculation of all unpaid Transaction Expenses immediately prior to the Effective Time;

(4)                                 a copy of the Written Consent; and

(5)                                 payoff letters reasonably acceptable to Parent with respect to the Debt to be Discharged including any security interest termination statements, any other evidence of release of all related Encumbrances reasonably requested by Parent and acknowledgement that, upon payment of the applicable amount, such Debt to be Discharged will have been paid and discharged in full and Company or any of its Subsidiaries will have been released from any and all Liabilities and obligations under such Debt to be Discharged (the “Payoff Letters”); and

h.             Closing Deliverables. Company will have delivered each of the Closing Deliverables set forth in Section 6.4.

6.2          Conditions to Obligations of Company.  The obligations of Company to consummate the transactions contemplated by this Agreement and the other Covered Agreements will be subject to the fulfillment or Company’s waiver, at or prior to the Closing, of each of the following conditions:

a.             Representations and Warranties. Each of the Parent Fundamental Representations shall be true and correct in all respects as of the date hereof and at and as of the Closing as though then made (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date). The representations and warranties of Parent and Merger Sub contained in Article 4 of this Agreement shall be true and correct (without giving effect to any “material”, “materiality” or “Material Adverse Effect” or similar qualification contained in such representations and warranties) in all respects as of the date hereof and at and as of the Closing as though then made (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date), except to the extent the failure to be so true and correct has not had a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement;

b.             Covenants. Parent and Merger Sub each will have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Covered Agreements to which it is a party to be performed or complied with by it prior to or on the Closing Date;

c.             No Actions. No Action will have been commenced against Parent, Merger Sub or Company that would prevent the Closing. No injunction or restraining order will have been issued by any Government Entity, and be in effect, that restrains or prohibits any transaction contemplated by this Agreement or any other Covered Agreement;

d.             Consents. All Consents listed on Schedules 4.3b and 4.3c will have been received; and

e.             Closing Deliverables. Parent and Merger Sub will have delivered each of the Closing Deliverables set forth in Section 6.5.

6.3          Conditions to Obligations of All Parties.  The obligations of each Party to consummate the transactions contemplated by this Agreement and the other Covered Agreements will be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

a.             Requisite Company Vote. This Agreement will have been duly adopted by the Requisite Company Vote;

b.             HSR Filing and Applicable Law Filings. The filings of Parent and Company pursuant to the HSR Act, if any, will have been made and the applicable waiting period and any extensions thereof will have expired or been terminated, and all clearances, approvals or waiting periods pursuant to any other Applicable Law set forth on Schedule 6.3b shall have been obtained or otherwise expired or terminated; and

c.             No Government Order. No Government Entity will have enacted, issued, promulgated, enforced or entered any Government Order that is in effect and has the effect of making the transactions contemplated by this Agreement or any Covered Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

6.4          Closing Deliverables by Company and the Shareholder Representative Group.  At the Closing, Company or the Shareholder Representative Group, as applicable, will duly execute and/or deliver or cause to be executed and/or delivered, as the case may be, to Parent the following:

a.             Exchange Agent Agreement.  The Exchange Agent Agreement, duly executed by the Shareholder Representative Group;

b.             Resignation Letters.  Resignations, effective as of the Closing, duly executed by each director and officer of Company and each Subsidiary, to the extent requested by Parent in writing at least Three (3) Business Days prior to the Closing Date;

c.             Bank Accounts.  Evidence in form and substance satisfactory to Parent, in its sole discretion, that all signatories to each of the bank accounts of Company and each Subsidiary listed on Schedule 6.4c to the extent requested by Parent in writing at least Three (3) Business Days prior to the Closing Date, have been changed in accordance with Parent’s instructions;

d.             Payoff Letters. Payoff Letters duly executed by the relevant parties with respect to the Debt to be Discharged;

e.             Termination of Related Party Transactions. Evidence, in form and substance reasonably acceptable to Parent, of the termination of the Related Party Transactions required by Section 5.17;

f.             Consents.  Executed counterparts of the Consents listed on Schedules 3.4b and 3.4c;

g.             Closing Conditions Certificate. A certificate, dated on the Closing Date and signed by a duly authorized officer of Company, that each of the conditions set forth in Sections 6.1a and 6.1b have been satisfied;

h.             Secretary Certificate - Resolutions. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Company certifying that: (1) attached thereto are true and complete copies of all resolutions adopted by Company Board authorizing the execution, delivery and performance of this Agreement and the other Covered Agreements to which Company is a party and the consummation of the transactions contemplated hereby and thereby; and (2) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

i.              Secretary Certificate — Officer Signatures. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Company certifying the names and signatures of the officers of Company authorized to sign this Agreement, the other Covered Agreements to which Company is a party and the other documents to be delivered hereunder and thereunder;

j.              Releases. General releases of Parent and Company in the form of Exhibit K-2, duly executed by any one or more of the Shareholders; and

k.             Good Standing Certificates. A good standing certificate or the equivalent to the extent applicable for each of Company and its Subsidiaries from the jurisdiction in which such entity is organized and dated within Fifteen (15) days of the Closing Date; and

l.              Other Documents. Such other documents or instruments as Parent reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement and the other Covered Agreements.

6.5          Closing Deliverables by Parent and Merger Sub.  At the Closing, Parent and/or Merger Sub will duly execute and/or deliver or cause to be executed and/or delivered, as the case may be, to the Shareholder Representative Group the following:

a.             Payment of Estimated Aggregate Merger Consideration.  Evidence of payment of the amounts to the Persons as set forth in Section 2.13;

b.             Exchange Agent Agreement.  The Exchange Agent Agreement, duly executed by the Parent and the Exchange Agent;

c.             Consents.  Executed counterparts of the Consents listed on Schedules 4.3b and 4.3c;

d.             Closing Conditions Certificates. Certificates, dated on the Closing Date and signed by duly authorized officers of Parent and Merger Sub, that each of the conditions set forth in Sections 6.2a and 6.2b have been satisfied;

e.             Secretary Certificate — Resolutions. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of Parent and Merger Sub certifying that: (1) attached thereto are true and complete copies of all resolutions adopted by the boards of directors of Parent or Merger Sub and by Parent as the direct or indirect owner of Merger Sub authorizing the execution, delivery and performance of this Agreement and the other Covered Agreements to which each is a party and the consummation of the transactions contemplated hereby and thereby; and (2) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

f.             Secretary Certificate — Officer Signatures. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of Parent and Merger Sub certifying the names and signatures of the officers of Parent and Merger Sub authorized to sign this Agreement, the other Covered Agreements to which each is a party and the other documents to be delivered hereunder and thereunder;

g.             Releases. General releases in the form of Exhibit K-1, duly executed by Parent and Company, of those Shareholders who have delivered a duly executed general release to Parent pursuant to Section 6.4j;

h.             Good Standing Certificates. A good standing certificate or the equivalent for each of Parent and Merger Sub from the jurisdiction in which such entity is organized and dated within Fifteen (15) days of the Closing Date; and

i.              Other Documents. Such other documents or instruments as Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement and the other Covered Agreements.

6.6          Deliverables at Signing.  Contemporaneously with the execution and delivery of this Agreement:

a.             Noncompetition Agreements.  Company or the Shareholder Representative Group, as applicable, will duly execute and/or deliver or cause to be executed and/or delivered, as the case may be, to Parent the Confidentiality, Noncompetition and Nonsolicitation Agreements in substantially the forms attached as Exhibits J-1, J-2 and J-3 (each, a “Noncompetition Agreement”), duly executed by the Persons identified on Schedule 6.6a; and

b.             Escrow Agreement/Parent Termination Fee. Parent, Company and the Shareholder Representative Group will duly execute and deliver to the Escrow Agent the Escrow Agreement, and Parent will deliver to the Escrow Agent the Parent Termination Fee within Twenty-Four (24) hours following the execution and delivery of this Agreement.

ARTICLE 7
INDEMNIFICATION

7.1          By Shareholders.  In addition to any indemnification provided pursuant to Section 5.9b, and subject to Section 7.4, the Shareholders, severally (in accordance with their respective Participation Percentages) and not jointly, will indemnify, defend and hold harmless Parent and Parent’s successors, assigns, Affiliates (which following the Closing shall include the Surviving Corporation and its Subsidiaries) and Representatives (collectively, the “Parent

Indemnitees”) with respect to any and all Damages incurred or suffered by the Parent Indemnitees that result from or arise out of:

a.             any inaccuracy in or breach of any representation or warranty of Company contained in this Agreement and in any written certificate delivered pursuant hereto (any qualification as to “material”, “materiality” or “Material Adverse Effect”, “Company’s Knowledge” or similar qualification contained in such representations and warranties shall not be taken into account for purposes of determining whether any inaccuracy or breach occurred or for purposes of determining the amount of Damages incurred), either as of the date hereof or as of the Closing Date as though made on and as of such date (except for those representations and warranties that are made as of a certain date);

b.             any breach or non-fulfillment of Section 5.17 or any post-Closing covenant, agreement or obligation to be performed by the Shareholders pursuant to this Agreement (other than indemnification pursuant to Section 5.9b); or

c.             any STI Claim.

7.2          By Parent.  Subject to Section 7.4, Parent will indemnify, defend and hold harmless each Shareholder and his/her/its respective heirs, legal representatives, successors, assigns, Affiliates and Representatives (collectively, the “Shareholder Indemnitees”) with respect to any and all Damages incurred or suffered by the Shareholder Indemnitees that result from or arise out of:

a.             any inaccuracy in or breach of any representation or warranty of Parent or Merger Sub contained in this Agreement and any written certificate delivered pursuant hereto (any qualification as to “material”, “materiality” or “material adverse effect”, knowledge or similar qualification contained in such representations and warranties shall not be taken into account for purposes of determining whether any inaccuracy or breach occurred or for purposes of determining the amount of Damages incurred), either as of the date hereof or as of the Closing Date as though made on and as of such date (except for those representations and warranties that are made as of a certain date);

b.             any breach or non-fulfillment of any post-Closing covenant, agreement or obligation to be performed by Parent or the Surviving Corporation pursuant to this Agreement; or

c.             any post-Closing operations of the Surviving Corporation or any Subsidiary.

7.3          Indemnification Procedures.  A Party complying with its obligations pursuant to Sections 7.1 or 7.2, as the case may be, will be an “Indemnifying Party”, and each Shareholder Indemnitee or Parent Indemnitee benefitting therefrom will be an “Indemnified Party”.  The obligations of the Indemnifying Party and Indemnified Party will be subject to the following terms and conditions:

a.             Third-Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a Party or an Affiliate of a Party or a Representative of the foregoing against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement (a “Third-Party Claim”), the Indemnified Party will give the Indemnifying Party written notice thereof (an “Indemnification Notice”) promptly and in any event within Twenty (20) Business Days after receipt by such Indemnified Party of notice of such Third-Party Claim.  The failure to timely give an Indemnification Notice will relieve the Indemnifying Party of its indemnification obligations only to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnification Notice will describe the Third-Party Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party.  The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim by the Indemnifying Party’s own counsel, and the Indemnified Party will cooperate in good faith in such defense.  If the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.4, it will: (1) promptly and diligently conduct such defense with legal counsel reasonably acceptable to the Indemnified Parties; and (2) have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party.  Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, notwithstanding anything to the contrary, the Indemnifying Party will not be liable to the Indemnified Party for legal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof and further, all legal fees and expenses incurred by the Indemnifying Party will be credited against and counted for purposes of computing the remaining amount available under the Cap for the purposes of Sections 5.9b and 7.1.  The Indemnified Party will have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof; provided that the Indemnified Party will have the right, at the Indemnifying Party’s cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by the Indemnified Party and reasonably acceptable to the Indemnifying Party if: (x) on the advice of counsel, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would require such separate representation; (y) on the advice of counsel, there exists one or more legal defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party; or (z) the Indemnifying Party has provided its prior written consent to such arrangement.  If the Indemnifying Party elects not to defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.4, pay, compromise and defend such Third-Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third-Party Claim.  The Indemnifying Party and the Indemnified Party will cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.9), records relating to such Third-Party Claim and furnishing, without expense to the Indemnified Party, management employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.  Any Third-Party Claim related to Taxes will be addressed in the manner set forth in Section 5.9c and not this Section 7.3.

b.             Settlement of Third-Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party will not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), except as otherwise provided in this Section 7.3.  If a firm offer is made to settle a Third-Party Claim, which offer: (1) provides for the payment of monetary damages that are fully paid by the Indemnifying Party; (2) would not result in: (a) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any other equitable relief upon the Indemnified Party; or (b) a finding or admission or acknowledgement of any Liability or wrongdoing by the Indemnified Party; and (3) provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third-Party Claim, and the Indemnifying Party desires to accept and agree to such offer, then the Indemnified Party will also accept and agree to such offer.  If the Indemnified Party has assumed the defense pursuant to this Section 7.3, it will not agree to any settlement without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed).

c.             Direct Claims. Any claim by an Indemnified Party on account of Damages that do not result from a Third-Party Claim (a “Direct Claim”) will be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof.  The failure to give such prompt written notice will not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is actually prejudiced thereby.  Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party.  The Indemnifying Party will have Thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim.  During such Thirty (30)-day period, the Indemnified Party will allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party will assist the Indemnifying Party’s investigation by giving such information and assistance (including access to Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.

7.4          Certain Limitations.  Notwithstanding anything to the contrary contained herein, the obligations of the Parties pursuant to this Agreement will be subject to each of the following:

a.             Survival of Representations and Warranties.

(1)                                 The representations and warranties contained in:

(a)                                 Sections 3.1, 3.2, 3.3 and 3.5 (collectively, the “Company Fundamental Representations”), Sections 3.12 and 3.19; and

(b)                                 Sections 4.1, 4.2, 4.5, 4.6, 4.8  and 4.9 (collectively, the “Buyer Fundamental Representations”);

will survive the Closing Date until Sixty (60) days after the date of the expiration of the applicable statute of limitations (as extended under Applicable Law) but in no event for a period of more than Five (5) years from the Closing Date.

(2)                                 The representations and warranties contained in Section 3.20 will survive the Closing Date for a period of Five (5) years from the Closing Date.

(3)                                 All other representations and warranties contained herein will survive the Closing only for a period of Eighteen (18) months from the Closing Date.

Notwithstanding the foregoing, all representations and warranties contained herein shall survive beyond their applicable survival dates with respect to any inaccuracy or breach thereof if a good faith claim is made hereunder prior to such applicable survival dates, in which case such representation and warranty shall survive as to such claim until such claim has been fully and finally resolved.

b.             Survival of Covenants and STI Claim.  The covenants contained in Section 5.17 shall survive the Closing Date for a period of Twelve (12) months.  All covenants or other agreements contained in this Agreement that by their terms contemplate performance after the Closing Date shall survive the Closing Date for the period contemplated by their terms. The indemnification obligation of the Shareholders pursuant to Section 7.1c shall survive the Closing Date for a period of Five (5) years. Notwithstanding the foregoing, all covenants or other agreements contained herein and the indemnification obligation of the Shareholders pursuant to Section 7.1c shall survive beyond their applicable survival dates with respect to any Damages thereof if a good faith claim is made hereunder prior to such applicable survival dates, in which case such covenant or agreement or obligation shall survive as to such claim until such claim has been fully and finally resolved.

c.             De Minimis Claims.  Except as relates to actual fraud or Damages relating to the breach or inaccuracy of any Company Fundamental Representation or any representation or warranty contained in Section 3.12, the Shareholders will not be liable to an Indemnified Party for indemnification under 7.1a for any single claim or series of related claims that do not exceed, in each case, One Hundred Fifty Thousand Dollars ($150,000) in the aggregate, and such claims will not be counted toward the Deductible.

d.             Deductible.  Except as relates to actual fraud or Damages relating to the breach or inaccuracy of any Company Fundamental Representation or any representation or warranty contained in Section 3.12, the Shareholders will not be liable to an Indemnified Party for indemnification under Section 7.1a until the aggregate amount of all Damages in respect of indemnification exceeds Seven Million Dollars ($7,000,000) (the “Deductible”), in which event the Indemnifying Party will be required to pay or be liable for Damages only in excess of the Deductible.

e.             Cap.  Except as relates to actual fraud or Damages relating to the breach or inaccuracy of any Company Fundamental Representation, the aggregate Damages under Section 5.9b and 7.1 will in no event exceed the Indemnification Escrow Amount then available (the “Cap”).  Except as relates to actual fraud or Damages relating to the breach or inaccuracy of any Buyer Fundamental Representation, the aggregate Damages under Section 7.2 will in no event exceed the Cap.

f.             Single Recovery.  No Indemnified Party will be entitled to recover from any Indemnifying Party for the same Damages more than once.  Without limiting the generality of the foregoing, the Parent Indemnitees will not be entitled to indemnification under Section 5.9b or this Article 7 with respect to any Damage if any such Damage would constitute a duplicative payment of an amount specifically taken into account in determining any post-Closing adjustment, including the adjustment under Section 2.14, or to the extent such Damage is reflected as a Liability on the Financial Statements or reflected in the footnotes to the Financial Statements.

g.             Insurance Proceeds.  In computing the amount of any individual or aggregate Damages, the amount of such Damages will be deemed to be an amount net of any insurance proceeds actually received (net of the actual out-of-pocket cost to recover any such amount) and net of any indemnity, contribution or other similar payment actually made or paid by any Person other than the Parent Indemnitees or the Shareholder Indemnitees (net of the actual out-of-pocket cost to recover any such amount), as the case may be.

h.             [Intentionally Omitted.]

i.              No Consequential Damages.  Except with respect to Damages arising from any Third-Party Claim to the extent payable to the applicable third party, in no event will any Indemnifying Party be liable to any Indemnified Party for any special, incidental, exemplary, consequential, punitive or any other indirect losses, damages, costs or expenses of any kind or any losses, damages, costs or expenses argued to be associated with lost profits, loss of future revenue or income, loss of business reputation or opportunity or diminution in value.

j.              Duty to Mitigate.  Each Indemnified Party will take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Damages upon which a claim for indemnification may be made herein, upon becoming aware of any event or circumstance that would be reasonably expected to give rise to such claim.  The Indemnified Party will act in a commercially reasonable manner in addressing any events or actions that may provide the basis for indemnification hereunder (that is, such Indemnified Party will respond to such event or action in the same manner that it would respond in the absence of the indemnification provided for in this Agreement, but in no event less than a commercially reasonable response).

7.5          Payments From Escrow Agreement.  Except as relates to actual fraud or  Damages relating to the breach or inaccuracy of any Company Fundamental Representation, any indemnification payment as to which any Parent Indemnitee becomes entitled under this Agreement will be made only from amounts held in the Indemnification Escrow Fund in accordance with, and subject to, the terms and conditions of the Escrow Agreement.  Except as relates to actual fraud or Damages relating to the breach or inaccuracy of any Company Fundamental Representation, in no event will any Shareholder otherwise have any Liability for or obligations in respect of any such indemnity obligation.  With respect to any such indemnification claims pursuant to Section 7.1 based on actual fraud or breaches of any Company Fundamental Representation, without limiting any of the other provisions of Section 5.9b or this Article 7, no such claim may be made directly against any Shareholder unless and until: (a) the Indemnified Party has exhausted its legal rights to claim payment under all applicable policies of insurance; and thereafter, (b) the Indemnification Escrow Fund is exhausted, and in such case each Shareholder’s Liability will be several (in accordance with such Shareholder’s Participation Percentage) and not joint.  In no event will any Shareholder have any Liability under this Agreement, in the aggregate, for more than the portion of the Aggregate Merger Consideration actually paid to such Shareholder pursuant to this Agreement.

7.6          Exclusive Remedy.  Subject to the limitations set forth in Section 8.21 and 8.22,  notwithstanding anything to the contrary in this Agreement: (a) the indemnification provided for in Section 5.9b and this Article 7 will be the sole and exclusive remedy of any Indemnified Party, as the case may be, pursuant to this Agreement or any other Covered Agreement; provided, however, that, subject to Section 7.6b, this Section 7.6 will not preclude any Party from bringing any action for specific performance (as provided in Section 8.22) or other equitable remedy to require any other Party to perform its agreements, covenants or obligations under this Agreement; and (b) no Party will have any equitable or any other right of any kind to rescind this Agreement, the Merger or any of other transaction contemplated by this Agreement or any other Covered Agreement (other than termination of this Agreement as provided in Section 8.20).

ARTICLE 8

MISCELLANEOUS

8.1          Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws that would cause the applicability of the laws of any other jurisdiction. Notwithstanding the foregoing, the Parties hereby further agree that, the Debt Commitment Letter and the other Financing Agreements and the performance thereof by the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.2          Entire Agreement.  This Agreement, together with all Exhibits and Schedules attached hereto and made a part hereof, the Recitals and the other Covered Agreements, constitutes the entire agreement among the Parties regarding the subject matter herein and therein and supersedes all prior and contemporaneous agreements among the Parties, whether written or oral, with respect to such subject matter.

8.3          Waiver.  Failure by any Party to insist upon strict performance of any provision herein by any other Party will not be deemed a waiver by such Party of its rights or remedies or a waiver by it of any subsequent default by such other Party, and no waiver by any Party will be effective unless it is in writing and duly executed by such Party.

8.4          Assignment.  No Party will have the right to assign any of his/her/its rights, duties or obligations hereunder without the prior written consent of all other Parties. Notwithstanding anything to the contrary contained herein, under no circumstances will any such assignment hereunder be deemed to release the assigning Party in any way from any of his/her/its duties or obligations hereunder, and the assigning Party will be jointly and severally liable with the assignee for all of such duties and obligations.

8.5          Parties Bound.  This Agreement inures to the benefit of and is binding upon the Parties and their respective heirs, legal representatives, successors and permitted assigns, subject to the restrictions against assignment provided in Section 8.4.

8.6          Amendment.  This Agreement may be amended only by a writing executed by all of the Parties; provided, however, that Parent and the Shareholder Representative Group, on behalf of and for the benefit of Shareholders, may amend this Agreement: (a) to cure any ambiguity, omission, defect or inconsistency herein; or (b) to make any change that does not adversely affect the rights of any Shareholder.  Notwithstanding anything to the contrary contained in this Agreement, Sections 8.11, 8.13, 8.16, 8.21d, 8.24 and this Section 8.6 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of such provisions in a manner that is materially adverse to a Financing Source) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to a Financing Source without the prior written consent of such Financing Source, which consent shall not be unreasonably withheld, conditioned or delayed.

8.7          Headings.  The headings herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.8          Counterparts.  This Agreement may be executed in two or more counterparts, any of which will be deemed an original, and all of which together will constitute one and the same instrument.

8.9          Notices.  All notices hereunder will be in writing and will be: (a) personally delivered (effective upon personal delivery); or (b) sent by a nationally recognized commercial overnight delivery service with provisions for a receipt, delivery charges prepaid (effective upon receipt by addressee); and will be addressed to the Parties as follows:

If to Company (prior to the Closing): PCB Group, Inc. 3425 Walden Avenue Depew, New York 14043 Attention: David T. Hore, President	with a copy to (which will not constitute notice): Barclay Damon, LLP The Avant Building — Suite 1200 200 Delaware Avenue Buffalo, New York 14202 Attention: Gust P. Pullman, Esq.

If to Parent, Merger Sub or the Surviving Corporation: MTS Systems Corporation
14000 Technology Drive
Eden Prairie, MN 55344
Attention: Catherine S. Powell, Esq., Senior
Vice President, General Counsel and Chief
Compliance Officer

with a copy to (which will not constitute notice): Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Attention: Patrick J. Naughton, Esq.

If to the Shareholder Representative Group:
1.     David T. Hore

c/o PCB Group, Inc.
3425 Walden Avenue
Depew, New York 14043

2.     David M. Lally

6773 Carene Drive
Frankston, Texas 75763

3.     John A. Lally

P.O. Box 2131
New Port Richey, Florida 34656

with a copy to (which will not constitute notice): Barclay Damon, LLP The Avant Building — Suite 1200 200 Delaware Avenue Buffalo, New York 14202 Attention: Gust P. Pullman, Esq.

Notice of change in address will be given in accordance with the terms of this Section 8.9 and will only be effective upon receipt.

8.10        Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in, and attached to, this Agreement are incorporated herein by reference and made a part hereof.

8.11        Disputes.  Except as otherwise provided in Sections 2.14d or 5.9f, any dispute arising between or among the Parties hereunder will be subject to the exclusive jurisdiction of and will be finally settled in an action commenced and maintained in any state or federal court having subject matter jurisdiction sitting in Erie County, New York.  The Parties irrevocably consent and submit to the personal jurisdiction of said courts and agree not to challenge or assert any defense to the jurisdiction of said courts, including forum non conveniens.  Notwithstanding anything to the contrary in this Agreement, each of the Parties: (a) agrees that it will not bring or support any Action of any kind or description (including any cross-claim or third-party claim), whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources or their respective Non-Party Affiliates in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Financing Agreements or the performance thereof, in each case, in any forum other than exclusively the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts; (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.9 shall be effective service of process against it for any such action brought in any such court; (d) hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court; (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; (f) agrees that the laws described in Section 8.1 shall govern any such action; and (g) agrees to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.16.

8.12        Expenses.  The nonprevailing Party or Parties in any litigation hereunder will be required to reimburse the prevailing Party or Parties for all reasonable costs and expenses incurred in any such litigation, including reasonable attorneys’ fees and costs.  The extent to which a Party is a “prevailing party” will be determined by the court having jurisdiction over such litigation, after taking into account the nature of the dispute, the merits of the legal and factual positions of the Parties, the amount of the Damages awarded, and the extent to which the Parties did or did not litigate in good faith.

8.13        Third Parties.  Except for Shareholder Indemnitees, Parent Indemnitees, the Financing Sources and their respective Non-Party Affiliates (but as to Financing Sources and their respective Non-Party Affiliates, only with respect to Sections 8.6, 8.11, this Section 8.13, Section 8.16, Section 8.21d and Section 8.24, it being understood and agreed that each of such Sections shall expressly inure to the benefit of the Financing Sources and their respective Non-Party Affiliates and each of the Financing Sources and their respective Non-Party Affiliates shall be entitled to rely on and enforce the provisions of such Sections) and directors, officers and employees as provided in Section 5.6 who are intended third party beneficiaries hereunder, nothing herein expressed or implied is intended or will be construed to confer upon or give any Person other than the Parties and their respective heirs, legal representatives, successors and permitted assigns, any right or remedy under or by reason of this Agreement.

8.14        Severability.  If any provision herein is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision will be automatically reformed and construed so as to be valid, legal, and enforceable to the maximum extent permitted by Applicable Law.  The invalidity, illegality or unenforceability of any part of this Agreement will not render invalid the remainder of this Agreement.

8.15                        Construction.  All pronouns and any variation thereof will be deemed to refer to the masculine, feminine, neuter, singular and/or plural as the identity of the Person or as the context may require.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by all Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement or the changes made through revisions.  Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” and its syntactical variants means “including, without limitation” and its syntactical variants.  All references to years means periods of Three Hundred Sixty-Five (365) days, and all references to months means periods of Thirty (30) days.

8.16                        Waiver of Jury Trial.  Each Party expressly waives his/her/its respective rights to a jury trial of any claim or cause of action arising out of this Agreement or any transaction contemplated hereby (including the Financing Agreements) or the relationship of the Parties under this Agreement (including any claim or cause of action arising out of the Financing Agreements, the performance thereunder or the financings contemplated thereby).  The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims.  Each Party further warrants and represents that he/she/it has reviewed this waiver with his/her/its legal counsel and that each voluntarily waives his/her/its jury trial rights following consultation with legal counsel.  This waiver is irrevocable and may only be modified in an amendment to this Agreement.  In the event of litigation, this Agreement may be filed as a written consent to trial (without a jury) by the court.  EACH PARTY HAS READ AND UNDERSTANDS SECTION 8.11 ABOVE AND THIS SECTION 8.16, WHICH GOVERN CONFLICT RESOLUTION AND WAIVER OF JURY TRIAL.  EACH PARTY UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, EACH PARTY RESPECTIVELY AGREES THAT THIS CLAUSE CONSTITUTES A WAIVER OF SUCH PARTY’S RIGHT TO A JURY TRIAL.

8.17                        Transaction Expenses.

a.                                      Parent/Merger Sub Expenses.  All costs and expenses incurred by Parent, Merger Sub or any Affiliate thereof in connection with this Agreement and the other Covered Agreements and the transactions contemplated herein and therein and the financing of such transactions, including legal fees and expenses and accounting fees and expenses, will be paid by Parent or such Parent Affiliate.  In addition, the Parent will pay and be responsible for all filing fees payable under the HSR Act and any foreign antitrust or competition Applicable Law.

b.                                      Transaction Expenses.  All costs and expenses incurred by any Shareholder, or by Company or any Subsidiary prior to the Closing, in connection with this Agreement and the other Covered Agreements and the transactions contemplated herein and therein, including legal fees and expenses and accounting fees and expenses (collectively, the “Transaction Expenses”), will be paid out of the Aggregate Merger Consideration or otherwise be paid by the Shareholders.

8.18                        Currency.  All dollar amounts referred to herein are expressed in U.S. Dollars.

8.19                        Electronic Submission.  The exchange of a fully executed Agreement, other Covered Agreement or any other document or instrument required hereunder (in counterparts or otherwise) by facsimile transmission or electronic transmission in .PDF format will be sufficient to bind the Parties to the terms and conditions of this Agreement and the other Covered Agreements and will be deemed to be duplicate original documents and may be used by all Parties for all purposes an original document may be used for, and all signatures on such documents will be deemed and treated for all purposes as original signatures.  Execution and delivery of this Agreement, the other Covered Agreements or any other document or instrument required hereunder by exchange of facsimile or other electronically transmitted counterparts bearing the signature of a Party will be equally as effective as delivery of a manually executed counterpart of such Party.

8.20                        Termination.  This Agreement may be terminated at any time prior to the Closing:

a.                                      by the mutual written consent of Company and Parent;

b.                                      by Parent by written notice to Company if:

(1)                                 neither Parent nor Merger Sub is then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Company pursuant to this Agreement that would result in any of the conditions specified in Section 6.1 becoming incapable of satisfaction and such breach, inaccuracy or failure has not been cured by Company within Ten (10) days of Company’s receipt of written notice of such breach from Parent;

(2)                                 Company has not delivered the Written Consent representing the Requisite Company Vote within Two (2) Business Days following the execution and delivery of this Agreement; or

(3)                                 any of the conditions set forth in Section 6.1 will not have been fulfilled by the Termination Date, unless such failure is due to the failure of Parent or Merger Sub to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

c.                                       by Company by written notice to Parent if:

(1)                                 Company is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Parent or Merger Sub pursuant to this Agreement that would result in any of the conditions specified in

Section 6.2 becoming incapable of satisfaction and such breach, inaccuracy or failure has not been cured by Parent or Merger Sub within Ten (10) days of Parent’s or Merger Sub’s receipt of written notice of such breach from Company;

(2)                                 any of the conditions set forth in Section 6.2 will not have been fulfilled by the Termination Date, unless such failure is due to the failure of Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(3)                                 (a) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing, and other than those conditions that are incapable of being satisfied because of Parent’s breach of any provision of this Agreement); (b) Company has given written notice to Parent that it is ready, willing and able to consummate the Closing; and (c) Parent shall have failed to consummate the Merger by the time set forth in Section 2.15 on or prior to the Termination Date for any reason; or

(4)                                 at any time Parent gives written notice to Company pursuant to Section 5.18 that Parent believes in good faith that it will not be able to obtain all or any portion of the aggregate amount of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Commitment Letter or the Definitive Agreements or any alternative financing (in an amount sufficient to enable the transactions contemplated hereby and by the other Covered Agreements to be consummated); or

d.                                      by Parent or Company by written notice to the other Parties, if any Applicable Law makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Government Entity has issued a Government Order restraining or enjoining the transactions contemplated by this Agreement, and such Government Order has become final and non-appealable.

e.                                       Effect of Termination.  In the event of the termination of this Agreement in accordance with this Section 8.20, this Agreement will forthwith become void and there will be no Liability on the part of any Party except:

(1)                                 as set forth in this Article 8 and Section 5.8, which provisions will survive such termination; and

(2)                                 that nothing herein will relieve any Party from Liability for any  willful breach of any provision hereof.

8.21                        Termination Fee.

a.                                      Termination by Parent.  If this Agreement is terminated by Parent pursuant to Section 8.20b(2), then Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds within Two (2) Business Days following the date of such termination.

b.                                      Termination by Company.  If this Agreement is terminated by Company pursuant to Section 8.20c(3) or 8.20c(4), then Company may send to the Escrow Agent a written notice to pay to Company the Parent Termination Fee pursuant to the Escrow Agreement, and will simultaneously send a copy of such written notice to Parent.

c.                                       Liquidated Damages.  Each of the Parties acknowledges that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Company, respectively, in the circumstances in which such fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

d.                                      Sole Remedy of Company.  Notwithstanding anything to the contrary set forth in this Agreement, in the circumstance in which Company receives payment of the Parent Termination Fee pursuant to Section 8.21b, the Parent Termination Fee shall constitute the sole and exclusive remedy of Company, any of its Subsidiaries, any member of the Shareholder Representative Group or any past, present or future director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate or Representative of Company and its Subsidiaries (collectively, the “Company Related Party”) against Parent, Merger Sub, Financing Sources and any past, present or future director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate or Representative of Parent and Merger Sub and the Financing Sources (collectively, the “Parent Related Party”) for all Damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise arising out of, or directly or indirectly relating to, this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby, and upon payment of such amount, no Parent Related Party shall have any further Liability or obligation to any Company Related Party relating to or arising out of this Agreement, the other Covered Agreements or the transactions contemplated hereby or thereby or in respect of any other document, theory of law or equity or oral representations made or alleged to be made in connection herewith or therewith, in contract, in tort or otherwise.  Except as expressly provided in the immediately preceding sentence, following the payment of the Parent Termination Fee: (A) no Company Related Party shall be entitled to bring, maintain or support any Action against any Parent Related Party arising out of or in connection with this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; and (B) Company and the Shareholder Representative Group shall use their reasonable best efforts to cause any Action pending in connection with this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby, to the extent maintained by any Company Related Party against any Parent Related Party to be dismissed with prejudice promptly.  Notwithstanding anything to the contrary set forth in this Agreement, the Financing Sources shall be subject to no liability or claims whatsoever by the parties hereto (or their respective controlled Affiliates) in any way relating to the transactions contemplated by this Agreement, the Debt Commitment Letter, the other Financing Agreements, or the performance hereof or thereof, except that the foregoing shall not affect the contractual commitments and obligations of the Financing Sources to the other parties to the Debt Commitment Letter and the other Financing Agreements under the terms of the Debt Commitment Letter and the other Financing Agreements.

e.                                       Sole Remedy of Parent.  Notwithstanding anything to the contrary set forth in this Agreement, in the circumstance in which Parent receives payment of the Company Termination Fee pursuant to Section 8.21a, the Company Termination Fee shall constitute the sole and exclusive remedy of any Parent Related Party against any Company Related Party for all Damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise arising out of, or directly or indirectly relating to, this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby, and upon payment of such amount, no Company Related Party shall have any further Liability or obligation to any Parent Related Party relating to or arising out of this Agreement, the other Covered Agreements or the transactions contemplated hereby or thereby or in respect of any other document, theory of law or equity or oral representations made or alleged to be made in connection herewith or therewith, in contract, in tort or otherwise.  Except as expressly provided in the immediately preceding sentence, following the payment of the Company Termination Fee: (A) no Parent Related Party shall be entitled to bring, maintain or support any Action against any Company Related Party arising out of or in connection with this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; and (B) Parent shall use its reasonable best efforts to cause any Action pending in connection with this Agreement, the other Covered Agreements or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby, to the extent maintained by any Parent Related Party against any Company Related Party to be dismissed with prejudice promptly.

8.22                        Specific Performance.

a.                                      Subject to Section 8.22b and the limitations set forth in Sections 8.21d and 8.21e, the Parties agree that immediate and irreparable harm and damage would occur for which monetary damages alone would not be an adequate remedy if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that in the event of such breach or non-performance, subject to Section 8.22b and the limitations set forth in Sections 8.21d and 8.21e, no Party will interfere with, delay, obstruct or prevent the non-breaching Party from taking, or require such Party to take, any steps prior to taking action to seek an interim and interlocutory equitable remedy (including an injunction or order for specific performance) on notice or ex parte to enforce its rights or to preserve the status quo or prevent irreparable harm, and each Party covenants and agrees not to contest, object to, or otherwise oppose an application for equitable relief by any other Party in such circumstances, and waives any and all immunities from any equitable relief to which it may be entitled. Any such relief or remedy will not be exclusive, but will be in addition to all other available legal or equitable remedies.

b.                                      Notwithstanding the right of Company or the Shareholder Representative Group to obtain an injunction or other appropriate form of specific performance or equitable relief described in Section 8.22a, the Parties acknowledge and agree that the Company or the Shareholder Representative Group shall not be entitled to enforce specifically the obligations of Parent or Merger Sub to consummate the Merger unless: (1) all of the conditions set forth in Section 6.1 and Section 6.3 (other than any condition that by its nature cannot be satisfied until the Closing, but that is expected to be satisfied at the Closing) have been satisfied or waived; and (2) the full proceeds to be provided to Parent or Merger Sub by the Debt Financing shall be available to Parent or Merger Sub to complete the Merger.

8.23                        Shareholder Representative Group.

a.                                      Authority.  By approving this Agreement and the transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Shareholder will have irrevocably authorized and appointed the Shareholder Representative Group as such Person’s representatives and attorneys-in-fact to act on behalf of such Person with respect to this Agreement and the other Covered Agreements and to take any and all actions and make any decisions required or permitted to be taken by the Shareholder Representative Group pursuant to this Agreement or the other Covered Agreements, including the power to:

(1)                                 give and receive notices and communications to or from Parent (on behalf of itself or any other Parent Indemnitee), Merger Sub, the Surviving Corporation, the Escrow Agent or the Exchange Agent relating to this Agreement, the Escrow Agreement or the Exchange Agent Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, the Escrow Agreement or the Exchange Agreement expressly contemplates that any such notice or communication will be given to or received by the Shareholders individually);

(2)                                 deposit into and disburse from the Shareholder Representative Group Expense Fund amounts contemplated by this Agreement or the other Covered Agreements;

(3)                                 authorize delivery to Parent of cash from the Escrow Funds in satisfaction of any amounts owed to Parent with respect to any post-Closing adjustment under Section 2.14 or in satisfaction of claims for indemnification made by any Parent Indemnitee pursuant to Section 5.9b or Article 7;

(4)                                 agree to, negotiate and enter into settlements and compromises of issues and disputes with Parent, Merger Sub or the Surviving Corporation;

(5)                                 agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to, claims for indemnification made by any Parent Indemnitee;

(6)                                 litigate, arbitrate, resolve, settle or compromise any claim for indemnification pursuant to this Agreement;

(7)                                 undertake an audit pursuant to Section 2.14c;

(8)                                 agree to, object to, negotiate, resolve, enter into settlements and compromises of, and submit to review by the Independent Accountant, any matters pursuant to Sections 2.14d or 5.9c;

(9)                                 execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other Covered Agreement;

(10)                          make all elections or decisions contemplated by this Agreement and any other Covered Agreement;

(11)                          engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist the Shareholder Representative Group in complying with its duties and obligations; and

(12)                          take all actions necessary or appropriate in the judgment of the Shareholder Representative Group for the accomplishment of the foregoing.

b.                                      Interaction with Parent and Merger Sub.  Any decision or action of the Shareholder Representative Group may be taken only with the approval of at least Two (2) of the Three (3) members of the Shareholder Representative Group.  Parent and Merger Sub will be entitled to deal exclusively with the Shareholder Representative Group on all matters relating to this Agreement, and will be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of the Shareholder Representative Group, and on any other action taken or purported to be taken on behalf of any Shareholder by the Shareholder Representative Group, as being fully binding upon such Person.  Notices or communications to or from the Shareholder Representative Group will constitute notice to or from each of the Shareholders.  Except as set forth in the final sentence of this Section 8.23b: (1) any decision or action by the Shareholder Representative Group hereunder, including any agreement between the Shareholder Representative Group and Parent relating to the defense, payment or settlement of any claims for indemnification hereunder, will constitute a decision or action of all Shareholders and will be final, binding and conclusive upon each such Person; and (2) no Shareholder will have the right to object to, dissent from, protest or otherwise contest the same.  The provisions of this Section 8.23b, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and will not be terminated by any act of any one Shareholder or by operation of law.  Notwithstanding anything to the contrary contained in this Agreement, the Shareholder Representative Group will have no authority to: (i) amend the terms of this Agreement if such amendment would adversely affect in any material respect the rights of any Shareholder in a manner different in any material respect from the rights of any other Shareholder; (ii) bind any Shareholder with respect to Damages in excess of such Shareholder’s Participation Percentage of the Aggregate Merger Consideration; or (iii) make any admission of fault or Liability on behalf of any Shareholder, other than with respect to the payment of any Damages under Section 5.9f or Article 7.  Parent and Merger Sub may rely upon all actions taken or omitted to be taken by the Shareholder Representative Group pursuant to this Agreement and the other Covered Agreements, all of which actions or omissions shall be legally binding upon the Shareholder Representative Group and all the Shareholders.

c.                                       Access.  Parent will ensure that, upon reasonable notice, the Shareholder Representative Group has reasonable access to information about Company and the reasonable assistance of Company’s officers and employees for purposes of performing the Shareholder Representative Group’s duties hereunder and exercising the Shareholder Representative Group’s rights hereunder, provided that each member of the Shareholder Representative Group will treat confidentially and not disclose any nonpublic information from or about Company to anyone (except on a need-to-know basis to the Shareholder Representative Group’s Representatives for such matter who agree to treat such information confidentially).

d.                                      Shareholder Representative Group Expense Fund.  Prior to the Closing, the Shareholder Representative Group will establish the Shareholder Representative Group Expense Fund to be held for the purpose of funding any expenses of the Shareholder Representative Group arising in connection with the administration of the Shareholder Representative Group’s duties in this Agreement after the Effective Time.  No bond will be required of the Shareholder Representative Group or any member of the Shareholder Representative Group, and no member of the Shareholder Representative Group will receive compensation for his or her services, although such member may be reimbursed from the Shareholder Representative Group Expense Fund for his or her reasonable expenses.

e.                                       Successor Member of Shareholder Representative Group.  Any member of the Shareholder Representative Group may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Shareholders according to each Shareholder’s Participation Percentage (the “Majority Holders”); provided, however, in no event will any member of Shareholder Representative Group resign or be removed without the Majority Holders having first appointed a successor member who will assume such duties immediately upon the resignation or removal of such member of the Shareholder Representative Group.  In the event of the death, incapacity, resignation or removal of any member of the Shareholder Representative Group, a successor member will be appointed by the vote or written consent of the Majority Holders.  Notice of such vote or a copy of the written consent appointing such member of the Shareholder Representative Group will be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub and the Surviving Corporation will be entitled to rely on the decisions and actions of the Shareholder Representative Group as constituted prior to such appointment as described above.

f.                                        Liability.  No member of the Shareholder Representative Group will be liable to the Shareholders for actions taken pursuant to this Agreement or the other Covered Agreements, except to the extent such actions will have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by the Shareholder Representative Group will be conclusive evidence of good faith).  The Shareholders will severally (in accordance with their respective Participation Percentages), and not jointly, indemnify, defend and hold harmless the members of the Shareholder Representative Group from and against, compensate them for, reimburse them for and pay any and all Damages arising out of and in connection with their activities as members of the Shareholder Representative Group under this Agreement and the other Covered Agreements (the “Representative Losses”), in each case as such Representative Losses are suffered or incurred; provided, that if it is finally adjudicated that any Representative Losses or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of any member of the Shareholder Representative Group, such member will reimburse the Shareholders the amount of such indemnified Representative Losses attributable to such gross negligence, fraud, intentional misconduct or bad faith. As soon as practicable after the date on which the Escrow Funds have been fully disbursed pursuant to the terms of the Escrow Agreement, all obligations of the Shareholders have been discharged and all other monetary obligations of the Shareholders payable from the Shareholder Representative Group Expense Fund have been paid in full, the Shareholder Representative Group will pay any amounts remaining in the Shareholder Representative Group Expense Fund to the Shareholders in accordance with their respective Participation Percentages.

8.24                        No Recourse to Financing Sources.  Notwithstanding anything to the contrary contained herein: (a) no Company Related Party shall have any rights or claims against any Financing Source or any of its respective Non-Party Affiliates in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; and (b) no Financing Source or its respective Non-Party Affiliates shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.  Company, on behalf of each Company Related Party, hereby waives any rights or claims against the Financing Sources and their respective Non-Party Affiliates in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise and each Company Related Party agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any legal proceeding against any Financing Source or its respective Non-Party Affiliates in connection with this Agreement or the transactions contemplated hereby (including any legal proceeding relating to the Debt Financing).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

PARENT:		COMPANY:

MTS SYSTEMS CORPORATION		PCB GROUP, INC.

Signature:	/s/ Jeffrey A. Graves	Signature:	/s/ David T. Hore
Print Name:	Jeffrey A. Graves	Print Name:	David T. Hore
Title:	President and Chief Executive Officer	Title:	President

MERGER SUB:		SHAREHOLDER REPRESENTATIVE GROUP:

NICKEL MERGER SUB INC.

Signature:	/s/ Jeffrey A. Graves	Signature:	/s/ David T. Hore
Print Name:	Jeffrey A. Graves		David T. Hore
Title:	Director	Signature:	/s/ John A. Lally
John A. Lally
		Signature:	/s/ David M. Lally
David M. Lally

[SIGNATURE PAGE FOR AGREEMENT AND PLAN OF MERGER]